Exhibit 99.2
CHAPTER C

The securities have not been registered with the United States Securities and Exchange Commission, or the SEC, and are not being offered in the United States or to U.S. Persons. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should rely only on information contained in this Prospectus and the documents we incorporate by reference in this Prospectus. We have not authorized anyone to provide you with information that is different. You should not assume that the information in this Prospectus is accurate as of any date other than the date on the front of this Prospectus or that any document that we incorporated by reference in this Prospectus is accurate as of any date other than its filing date. You should not consider this Prospectus to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this Prospectus supplement to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.

You should read and consider the information in the documents that we have referred you to in “Incorporation of Certain Information by Reference” in Section 3.15 of this Prospectus and “Where You Can Find Additional Information” in Section 3.16 of this Prospectus before investing in our securities. The information incorporated by reference is considered to be part of this Prospectus.

Unless the context in which such terms are used would require a different meaning, all references to “Ellomay,” “us,” “we,” “our” or the “Company” refer to Ellomay Capital Ltd. and its consolidated subsidiaries. All references to “$,” “dollar,” “US$” or “U.S. dollar” are to the legal currency of the United States of America, references to “NIS” or “New Israeli Shekel” are to the legal currency of Israel and references to “€,” “Euro” or “EUR” are to the legal currency of the European Union.

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS as issued by the International Accounting Standards Board, or IASB.  For periods prior to January 1, 2009, our consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

All trademarks, service marks, trade names and registered marks used in this report are trademarks, trade names or registered marks of their respective owners.

Statements made in this Prospectus concerning the contents of any agreement, contract or other document are summaries of such agreements, contracts or documents and are not complete description of all of their terms. If we filed any of these agreements, contracts or documents as exhibits to this Report or to any previous filing with the Securities and Exchange Commission, or SEC, you may read the document itself for a complete understanding of its terms.

3.1.           SUMMARY

This summary highlights certain information about us, this offering and information appearing elsewhere in this Prospectus and in the documents we incorporate by reference. This summary is not complete and does not contain all of the information that you should consider before investing in our securities. After you read this summary, to fully understand this offering and its consequences to you, you should read this entire Prospectus carefully, including the information referred to under the heading “Risk Factors” in this Prospectus beginning on page c-12. You should also read carefully the historical consolidated financial statements, the notes thereto and other information that is incorporated by reference into this Prospectus, including our annual report on Form 20-F for the year ended December 31, 2012 that contains our audited financial statements for the year ended December 31, 2012 and our report on Form 6-K filed on December 26, 2013 that contains our unaudited condensed interim consolidated financial statements for the six month period ended June 30, 2013.

Ellomay Capital Ltd.

We are in the business of energy and infrastructure and our operations currently mainly include production of renewable and clean energy. We own thirteen photovoltaic plants, or PV Plants, that are connected to their respective national grids and operating as follows: (i) twelve photovoltaic plants in Italy with an aggregate nominal capacity of approximately 22.6 MWp and (ii) 85% of one photovoltaic plant in Spain with a nominal capacity of approximately 2.275 MWp. In addition, we indirectly own 7.5% of Dorad Energy Ltd., or Dorad (and an option to increase our indirect holdings in Dorad under certain conditions to 9.375%).

Our current plan of operation is to operate our Italian and Spanish PV Plants, to manage our holdings in the Israeli market and to continue to identify and evaluate additional suitable business opportunities in the energy and infrastructure fields, including in the renewable energy field, through the direct or indirect investment in power producing plants, the acquisition of all or part of an existing business, pursuing business combinations or otherwise.

Recent Developments

Closing of the Veneto PV Plants Transaction

On June 26, 2013, we closed the purchase of two unlevered Italian special purpose companies, each holding one photovoltaic (solar) plant in the Veneto Region, north Italy, or, together, the Veneto PV Plants. The final adjusted purchase price of the Veneto PV Plants was approximately 23.5 million Euros. The Veneto PV Plants were purchased on a full equity basis, with no external loans at the level of the companies that directly own them. The Veneto PV Plants are connected to the national Italian grid since August 2011 and are entitled to a Feed in Tariff of 23.8 Euro cents per KWh, in addition to the selling price of the electricity, until August 2031.

Discount Bank Loan

On June 20, 2013 we entered into a loan agreement with Israel Discount Bank Ltd., or Discount Bank, one of the major Israeli banks, or the Loan Agreement. Pursuant to the Loan Agreement, we received an amount of Euro 13.5 million (approximately $17.6 million), for a period of 18 months, bearing an interest at the EURO LIBOR 3 month rate plus 4.5%. The Loan Agreement permits early repayment without penalties.

The Dorad Power Plant

In July 2013, the power plant, or the Dorad Power Plant, constructed by Dorad Energy Ltd., or Dorad, a private Israeli company in which we indirectly hold 7.5% (and an option to increase such holdings to 9.375%), was energized and connected to the Israeli national grid. Since July 2013 the Dorad Power Plant provides customers with approximately 440 MW. In November 2013, the Natural Gas Authority of the Israeli Ministry of National Infrastructures approved the connection of the Dorad Power Plant to the national gas pipeline network. Pursuant to a notice previously received from Dorad, the Dorad Power Plant is currently expected to start commercial operation and production of power at its full capacity of approximately 800 MW in January 2014 and provide power to its various customers, including the Ministry of Defense, Mekorot, Ossem and Fattal and Isrotel hotel networks.

Listing of Ordinary Shares on the Tel Aviv Stock Exchange

On October 27, 2013, our ordinary shares were listed for trading on the Tel Aviv Stock Exchange, or the TASE, under the symbol “ELOM.” We were able to list our ordinary shares on the TASE by virtue of the amendment to the Israeli Securities Law, 5728-1968, that took effect in October 2000, enabling U.S.-listed companies to dual-list on the TASE without additional regulatory requirements.

Proceeds in connection with Terminated Loan Agreement

On July 17, 2013 we entered a loan agreement with Erez Electricity Ltd., or Erez Electricity, which owns, among its other holdings, 24% of the pumped storage project in the Gilboa, Israel, or PSP Gilboa, pursuant to which we lent an amount of approximately NIS 770,000 (approximately $213,000) to Erez Electricity. In November 2013 in connection with the sale of Erez Electricity's holdings in PSP Gilboa to third parties, we reached an agreement with Erez Electricity according to which we are entitled to the immediate repayment of the amount lent, including interests accrued and linkage, amounting to approximately NIS 1 million (approximately $276,000) and to additional future compensation in the aggregate amount of NIS 6.7 million (approximately $1.8 million), which will be linked to the Israeli CPI and will be paid in two installments of approximately NIS 1.2 million (approximately $332,000) subject to and upon financial closing of PSP Gilboa and NIS 5.5 million (approximately $1.5 million) subject to and upon receipt of permanent licenses for generation of power and approval of the technical advisor appointed by the financial institutions who have financed PSP Gilboa to the transfer from set up phase to operational phase. We cannot at this point predict when and if such conditions will be met and therefore, when and if we will receive the additional future compensation.

Corporate Information

Our legal and commercial name is Ellomay Capital Ltd. Our office is located at 9 Rothschild Boulevard, 2nd floor, Tel-Aviv 66881, Israel, and our telephone number is +972-3-7971111. Our registered agent in the United States is CT Corporation System, 111 Eight Avenue, New York, New York 10011.

We were incorporated as an Israeli corporation under the name Nur Advertisement Industries 1987 Ltd. on July 29, 1987. On August 1, 1993, we changed our name to NUR Advanced Technologies Ltd., on November 16, 1997 we again changed our name to NUR Macroprinters Ltd. and on April 7, 2008, in connection with the closing of the sale of our business to HP, we again changed our name to Ellomay Capital Ltd. Our corporate governance is controlled by the Israeli Companies Law, 1999, as amended, or the Companies Law.

Our ordinary shares are currently listed on the NYSE MKT under the trading symbol “ELLO” and on the Tel Aviv Stock Exchange under the trading symbol “ELOM.”

Risk Factors

We face a number of risks associated with our business and industry and must overcome a variety of challenges to utilize our strengths and implement our business strategy. These risks include, among others, the profitability of the photovoltaic market in which we operate; the market, economic and political factors in Italy, in Spain and generally in Europe, in Israel and worldwide; our contractors’ technical, professional and financial ability to deliver on and comply with their operation and maintenance undertakings in connection with the operation of our photovoltaic plants; risks related to the outstanding loans and other financing instruments we obtained, our ability to further familiarize ourselves and maintain expertise in the photovoltaic market and the energy market, and to track, monitor and manage the projects which we have undertaken; our ability to identify, evaluate and consummate additional suitable business opportunities and strategic alternatives; the price and market liquidity of our ordinary shares; the fact that we may be deemed to be an “investment company” under the Investment Company Act of 1940 under certain circumstances; and the possibility of future litigation.

This is not a comprehensive list of risks to which we are subject, and you should carefully consider all the information in this Prospectus and the documents incorporated by reference herein in connection with your ownership of our common shares. In particular, we urge you to carefully consider the risk factors set forth in the section of this Prospectus entitled “Risk Factors” beginning on page c-11 and under the heading “Risk Factors” in our 2012 Annual Report.

The Offering The following offering terms are subject to the information that will be set forth in the complementary notice that we will publish, or the Complementary Notice:
Issuer	Ellomay Capital Ltd.
Securities Offered	Series A Debentures in the principal amount of NIS 120,000,000 par value, subject to adjustments as set forth in Chapter B of the Prospectus.
Denomination	The Debentures will be issued in NIS units, each in the principal amount of NIS 1,000.
Offering Price	As will be determined in the tender as set forth in the Complementary Notice. See Sections 2.1 and 2.9 of the Prospectus.
Principal Payment Dates	Principal payable in ten equal annual installments on December 31 of each of the years 2014 through and including 2023.
Interest Rate	See Section 2.1 of the Prospectus.
Interest Payment Dates	Interest on the outstanding principal of the Debentures is payable on June 30 and December 31 of each of the years 2014 through and including 2023.
Linkage	The principal and interest will not be linked.
Early Redemption	See Section 8 of the Indenture.
Use of Proceeds
Financing of our operations and other general corporate purposes, including, but not limited to, repayment or refinancing of indebtedness or other corporate borrowings (including repayment of the indebtedness under the Loan Agreement described in the “Business” section below in the amount of EUR 13.5 million (approximately NIS 63.7 million), working capital, capital expenditures and investments, acquisitions or collaborations.

Trustee	Hermatic Trust (1975) Ltd.
Governing Law and Jurisdiction	Israeli law and competent courts located in Tel Aviv, Israel.

Summary Consolidated Financial Data

For the years ended December 31, 2009, 2010, 2011 and 2012, we have prepared our consolidated financial statements in accordance with IFRS, as issued by the IASB. For periods prior to January 1, 2009, our consolidated financial statements were prepared in accordance with U.S. GAAP. We have therefore adjusted our consolidated financial information at and for the year ended December 31, 2009, in accordance with IFRS 1, “First Time Adoption of IFRS,” or IFRS 1, and financial information set forth in this annual report for the year ended December 31, 2009 may differ from information previously published.

We adopted IFRS for the first time in 2010 with a transition date of January 1, 2009.

In February 2008 we sold our wide format and super-wide format printing system business to Hewlett-Packard Company, or HP pursuant to an asset purchase agreement executed on December 9, 2007, or the Asset Purchase Agreement. The operating results and cash flows attributed to the digital wide format and super-wide format printing system business were presented in our statements of comprehensive income (loss) and cash flows for the years ended December 31, 2009 and December 31, 2010 as discontinued operations. Statements of financial position amounts related to this business are presented as assets and liabilities attributed to discontinued operations and are expected to be settled in one to two years.

The financial statements for the years ended December 31, 2008, 2009 and 2010 were audited by Kost Forer Gabbay & Kasierer, an independent registered public accounting firm and a member of Ernst & Young Global. The financial statements for the years ended December 31, 2011 and 2012 were audited by Somekh Chaikin, an independent registered public accounting firm and a member of KPMG International.

On June 9, 2011, we effected a one-for-ten reverse split of our ordinary shares as approved by our shareholders, or the Reverse Split. The Reverse Split caused each 10 ordinary shares, NIS 1.00 par value per share, to be converted into one ordinary share, NIS 10.00 par value per share. No fractional shares were issued as a result of the Reverse Split as all fractional shares resulting from the Reverse Split that were one-half share or more were increased to the next higher whole number of shares and all fractional shares that were less than one-half share were decreased to the next lower whole number of shares. As of June 8, 2011, there were 107,778,493 ordinary shares outstanding and after the Reverse Split there were 10,777,917 ordinary shares outstanding. Unless explicitly stated otherwise, all share prices and amounts are adjusted to account for the Reverse Split.

 The following tables present our financial data as of the periods presented. The selected consolidated financial data set forth below should be read in conjunction with and is qualified by reference to our consolidated financial statements and the related notes, as well as “Item 5: Operating and Financial Review and Prospects” included in our Annual Report on Form 20-F for the year ended December 31, 2012, which is incorporated by reference into this Prospectus.

In accordance with IFRS

The tables below set forth selected consolidated financial data under IFRS for the years ended December 31, 2009, 2010, 2011 and 2012 and unaudited selected consolidated financial data for the six month periods ended June 30, 2012 and 2013. The audited consolidated financial statements at December 31, 2011 and 2012 and for the years ended December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements set forth in “Item 18: Financial Statements” of our Annual Report on Form 20-F for the year ended December 31, 2012, which is incorporated by reference into this Prospectus. The summary financial information as of June 30, 2013 and for the six months periods ended June 30, 2012 and 2013 have been derived from our unaudited condensed consolidated financial statements set forth in our report on Form 6-K filed on December 26, 2013, which is incorporated by reference into this Prospectus. Results for interim periods are not necessarily indicative of the results that may be expected for the entire year.

Consolidated Statements of Comprehensive Income (Loss)
(in thousands of U.S. Dollars except per share and share data)

	For the Six Months ended,		For Year ended December 31,
	June 30, 2013 (unaudited)	June 30, 2012 (unaudited)	2012	2011	2010	2009
Revenues	$4,840	$4,382	$8,890	$6,114	$-	$-
Operating expenses	882	1,045	1,954	1,391	-	-
Depreciation expenses	1,422	1,292	2,717	1,777	-	-
Gross profit	2,536	2,045	4,219	2,946	-	-
General and administrative expenses	1,294	1,377	3,110	3,102	3,211	1,931
Gain on bargain purchase	10,237	-	-	-	-	-
Capital Gain (Loss)	-	160	(394)	-	-	-

Operating Profit (Loss)	11,479	828	715	(156)	(3,211)	(1,931)
Financing income	126	780	696	1,971	1,076	1,366
Financing income (expenses) in connection with derivatives, net	3,827	(1,427)	(2,157)	(2,601)	404	-
Financing expenses	(1,587)	(546)	(2,166)	(608)	(80)	(9)
Financing income (expenses), net	2,366	(1,193)	(3,627)	(1,238)	1,400	1,357
Company’s share of losses of investee accounted for at equity	(233)	(145)	(232)	(596)	(66)	-

Profit (Loss) before taxes on income	13,612	(510)	(3,144)	(1,990)	(1,877)	(574)
Tax benefit (taxes on income)	(777)	(171)	1,011	1,018	44	(69)

Profit (Loss) from continuing operations	12,835	(681)	(2,133)	(972)	(1,833)	(643)
Income (loss) from discontinued operations, net	-	-	-	-	7,035	(376)
Net income (loss) for the year	12,835	(681)	(2,133)	(972)	5,202	(1,019)

Income (Loss) attributable to:
Owners of the Company	12,791	(681)	(2,110)	(972)	5,202	(1,019)
Non-controlling interests	44	-	(23)	-	-	-
Net income (loss) for the period	12,835	(681)	(2,133)	(972)	5,202	(1,019)

Other comprehensive income (loss):
Foreign currency translation differences from foreign operations	500	(1,369)	1,620	(3,698)	194	-
Total other comprehensive income (loss)	500	(1,369)	1,620	(3,698)	194	-
Total comprehensive income (loss)	$13,335	(2,050)	$(513)	$(4,670)	$5,396	$(1,019)
Basic net earnings (loss) per share:
Earnings (loss) from continuing operations	$1.2	$(0.06)	$(0.2)	$(0.09)	$(0.2)	$(0.1)
Earnings from discontinued operations	-	-	-	-	0.9	*) -
Net earnings (loss)	$1.2	$(0.06)	$(0.2)	$(0.09)	$0.7	$(0.1)

Diluted net earnings (loss) per share:
Earnings (Loss) from continuing operations	$1.2	$(0.06)	$(0.2)	$(0.09)	$(0.2)	$(0.1)
Earnings from discontinued operations	-	-	-	-	0.8	*) -
Net earnings (loss)	$1.2	$(0.06)	$(0.2)	$(0.09)	$0.6	$(0.1)
Weighted average number of shares used for computing basic earnings (loss) per share	10,692,371	10,778,026	10,709,294	10,775,458	7,911,551	7,378,643
Weighted average number of shares used for computing diluted earnings (loss) per share	10,720,454	10,778,026	10,709,294	10,775,458	8,904,250	7,378,643

___________________________ *) Less than $0.01

Consolidated Statements of Financial Position Sheet Data (in thousands of U.S. Dollars except share data)
	At June 30,		At December 31,
	2013 (unaudited)		2012		2011		2010	2009
Working capital	$12,557		$27,977		$31,856		$71,756	$75,172
Total assets	$145,635		$128,740		$126,392		$106,214	$76,432
Total liabilities	$49,186		$45,626		$42,331		$17,648	$6,404
Total shareholders’ equity	$96,449		$83,114		$84,061		$88,566	$70,028
Capital stock (1)	$102,068		$102,068		$102,534		$102,369	$89,227
Ordinary shares outstanding	10,692,371	(1)	10,692,371	(1)	10,769,326	(2)	10,750,071	7,378,643

(1)	Net of 85,655 treasury shares that have been purchased during 2011-2012 according to a share buyback program that was authorized by our Board of Directors.
(2)	Net of 8,700 treasury shares that have been purchased during 2011 according to a share buyback program that was authorized by our Board of Directors.

In accordance with U.S. GAAP

The tables below for the year ended December 31, 2008 set forth selected consolidated financial information under U.S. GAAP, which has been derived from our previously published audited consolidated financial statements for the year ending on such date.

Consolidated Statements of Income (Operations) Data
(in thousands of U.S. Dollars except per share and share data)

Year ended December 31,
2008
Revenues:
Products	$10,568
Services	842

Total revenues	11,410
Cost of revenues:
Products	7,927
Inventory write-off	197
8,124
Services	2,862

Total cost of revenues	10,986

Gross profit	424

Operating expenses:
Research and development, net	1,942
Selling and marketing	3,075
General and administrative	9,830
Doubtful accounts expenses (	368
Amortization of other intangible assets	-

Total operating expenses	15,215

Operating loss	(14,791)
Gain on sale of Company’s business, net	95,137
Financial income , net	7,596

Income before taxes on income	87,942
Taxes on income	966

Net Income	$86,976

Basic earnings per share	$11.9
Diluted earnings per share	$10.1

Weighted average number of shares used for computing basic earnings per share	7,297,257

Weighted average number of shares used for computing diluted earnings per share	8,610,275

Consolidated Balance Sheet Data (in thousands of U.S. Dollars except share data)
At December 31,
2008
Working capital	$76,119
Total assets	$78,278
Total liabilities	$7,349
Total shareholders’ Equity	$70,929
Capital stock	$89,109
Ordinary shares outstanding	7,378,643

3.2.           RISK FACTORS

Investing in our securities involves significant risk and uncertainty. You should carefully consider the risks and uncertainties described below as well as the other information contained in this report before making an investment decision with respect to our securities. If any of the following risks actually occurs, our business, financial condition, prospects, results of operations and cash flows could be harmed and could therefore have a negative effect on the trading price of our securities.

The risks described below are the material risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or results of operations in the future.

Risks Related to our Business

Risks Related to the PV Plants

The majority of our PV Plants are located in Italy and our other 85% owned PV Plant is located in Spain and therefore the revenues derived from them mainly depend on payments received from Italian and Spanish governmental entities. The economic crisis in the European Union, specifically in Italy and in Spain, and measures taken in order to improve Italy’s and Spain’s financial position, may adversely affect the results of our operations.  The global financial crisis that began in 2007 directly affected Italy’s and Spain’s growth and economy. The situation worsened during 2011 due to the debt crisis in various European Union countries in general and specifically in Italy, whose current debt is one of the highest in the euro zone and in Spain, who has one of the highest budget deficit in the world. In addition, during 2012 and 2013, all three major credit rating agencies downgraded Italy’s and Spain’s debt and all provide for a “negative” outlook for the debt of Italy. The debt crisis also caused the Italian and Spanish governments to adopt various spending cuts and tax increases aimed at bolstering growth and increasing revenues for the repayment of debt. For example, during 2011 Spain implemented changes to its incentive scheme, including the reduction of subsidies through 2013 and the Spanish government adopted a new law in late 2012 that imposes a new revenue tax on electricity generating power plants. Both countries remain in a state of financial crisis. Both countries have recently commenced several legislation processes that may have a direct negative effect on our results of operations. For more information see the “Business” section included in this Prospectus. Although the incentive scheme in Italy is based on end-users payments and not directly on the Italian government’s budget, we cannot assure you that the economic crisis will not cause additional changes to the Italian government’s photovoltaic energy incentive schemes or that no additional changes will be made in Spain’s photovoltaic energy incentive scheme that may directly or indirectly affect the payments we receive and, therefore, our operations and revenues.

Our business depends to a large extent on the availability of financial incentives. The reduction or elimination of government subsidies and economic incentives could reduce our profitability and adversely impact our revenues and growth prospects.  Many countries, such as Germany, Spain, Italy, France, Portugal and Japan, offer substantial incentives to offset the cost of photovoltaic power systems in the form of feed-in tariffs, or FiT or other incentives to promote the use of solar energy and to reduce dependence on other forms of energy. These government incentives could potentially be reduced or eliminated altogether. On June 6, 2013, the Italian Authority for Electricity and Gas (AEEG) announced that the overall annual expense cap of  €6.7 billion for incentive payments payable to photovoltaic (PV) plants has been reached.  As a consequence, the latest feed-in tariff (FiT) regulation—the Conto Energia V—ceased to apply on July 6, 2013, and until new incentive plans will be formulated, Italy will not subsidize any new installations, excluding minor exempted projects. In Spain, which also has a subsidy system for the photovoltaic industry, retroactive cuts were adopted from early 2011 to this date by limiting the number of production hours that are eligible to receive the government’s feed-in tariff, imposing  taxes on sale of electricity, and on July 2013, a new remunerative regime on the investment (RD 9/2013) was announced that stats that profitability measure will be based on a calculation that will provide the owners of photovoltaic plants a defined yield currently estimated to be calculated as 10-year government bonds plus 300 basis points. For more information see the “Business” section included in this Prospectus. If the Italian government does not extend the incentive plan or elects to fix a certain cap for subsidized plants connected in the future and if the Spanish government elects to revise the incentive scheme retroactively, as it has done in the past and is currently in the process of implementing again, this may adversely affect the profitability from our PV Plants and from any new photovoltaic plants developed by us or existing photovoltaic plant acquired by us, and may prevent us from continuing to acquire photovoltaic plants in Italy or in Spain. In general, uncertainty about the introduction of, reduction in or elimination of incentives or delays or interruptions in the implementation of favorable laws could substantially affect our profitability and adversely affect our ability to continue and develop new photovoltaic plants.

Due to the uncertainty in the photovoltaic filed in Italy and in Spain, we may seek to primarily invest in photovoltaic plants that have already been connected to the Italian or Spanish national grid and are eligible to receive the applicable FiT, which may not be available on terms beneficial to us or at all.  As many of the issues with respect to the future legislation in Italy and in Spain are currently unclear, acquisitions of photovoltaic plants that have already been constructed and are connected to the Italian or Spanish national grid currently provide more certainty as to their economic potential than plants that are still in the planning or construction stage. It may be difficult for us to locate suitable opportunities with attractive returns, and, even if located, the acquisition of an operating photovoltaic plant may be less attractive as the PV market matures and operating plants are generally more expensive. Our inability to locate and acquire additional photovoltaic plants and the higher cost of such photovoltaic plants may adversely affect our business and results of operations.

Existing regulations, and changes to such regulations, may present technical, regulatory and economic barriers to the construction and operation of our photovoltaic power plants, which may significantly reduce our profitability.  Installation of photovoltaic power systems is subject to oversight and regulation in accordance with international, European, national and local ordinances, building codes, zoning, environmental protection regulation, utility interconnection requirements and other rules and regulations. For example, various governmental, municipal and other regulatory entities subject the installation and operation of the plants, and any other component of the PV Plants, to the issuance of relevant permits, licenses and authorizations. If such permits, licenses and authorizations are not issued, or are issued but not on a timely basis, this could result in the interruption, cessation or abandonment of one or more of our PV Plants, or may require making significant changes to one or more of our PV Plants, any of which may cause severe losses. These licenses and permits may be revoked by the authorities following their issuance in the event the authorities discover irregularities or deviations from the scope of the license or permit.

Success of the PV Plants, from their construction through their commissioning and ongoing commercial operation, depends to a large extent on the cooperation, reliability, solvency, and proper performance of the contractors we engage for the construction, operation and maintenance of our PV Plants, or the Contractors, and of the other third parties involved, including subcontractors, financing entities, the land developer and land owners, suppliers of parts and equipment, the energy grid regulator, governmental agencies and other potential purchasers of electricity, and the like.  The PV Plants are a complex endeavor requiring timely input often of a highly specialized technical nature, from several parties, including without limitation, the main supplier and contemplated plant operator, other suppliers of relevant parts and materials, the land developer and land owners, subcontractors, financing entities, the Italian or Spanish government and related agencies both as subsidizer and as the purchaser of the electricity to be generated by the power plants and as regulators. In addition, as we do not operate and maintain our PV Plants, we depend on the representations, warranties and undertakings of the Contractors regarding, inter alia: the operation and maintenance of each of the PV Plants, the Contractors’ expertise and experience, the use of high-quality materials, securing land use rights and obtaining applicable permits, obtaining the incentive agreement in order to secure the FiT for the production and delivery of power to the national electricity grid through our photovoltaic power plants, obtaining the power purchase agreement for the sale of the produced electricity to the energy company, obtaining the interconnection agreement with the national electricity grid operator, the commissioning of power plants that are fit for long-term use, strict compliance with applicable legal requirements, our Contractors’ financial stability and the profitability of the venture. If the Contractors’ representations or warranties are inaccurate or untrue, or if any of the Contractors defaults on its obligations, or provides us with a system that is not free from defect which causes a delay in the operation of one or more of the PV Plants, or if any of the other entities referred to herein fails to perform its obligations properly and on a timely basis or fails to grant us the required permits and certifications on a timely basis, at any point in connection with any of the PV Plants, this could result in the interruption, cessation or abandonment of the relevant PV Plant, or may require making significant changes to the project in connection with the relevant PV Plant, any of which may cause us severe losses. For example, the contractor of several of our Italian PV Plants entered into insolvency proceedings during 2012 and we were forced to replace the contractor for such PV Plants. Although there are currently many operation and maintenance contractors available in the Italian and Spanish markets, there is no assurance that we could locate an alternative contractor in the place of a deficient contractor under similar commercial terms.

We are exposed to the possibility of damages to, or theft of, the various components of our photovoltaic plants. Such occurrences may cause disruptions in the production of electricity and additional costs.  During 2012 and 2013, some of our Italian PV Plants suffered damages as a result of theft of panels and other components and of damages to invertors caused due to bad weather and land conditions. Although such damages and theft is generally covered by the PV Plants' insurance policies, any such occurrences in the future may cause disruption in the production and measurement of electricity in connection with the relevant photovoltaic plant, may not all be covered by the insurance and may cause an increase in the premiums paid to our insurance companies, which may adversely affect our results of operations and profitability.

Our involvement and investment in future projects to purchase or build and operate photovoltaic plants similar to our PV Plants, in Italy, Spain or elsewhere, is substantially dependent on the applicable regulation and changes in regulation applicable to such projects in the locations we choose.  Prior to entering into additional projects similar to the PV Plants, we will have to ensure that the regulatory framework that will apply to the prospective projects and the thresholds set forth in such regulations are such that the prospective projects are expected to yield the returns we are interested in. As these regulations are subject to changes, we cannot ensure that the current regulation will be applicable to any future projects and that we will meet the schedule and other requirements set forth in current and future regulations. Any changes in the incentive regime could significantly decrease the expected return on the investment in new projects and therefore our results of operations with respect to existing projects and our interest in new projects. For more information concerning recent and imminent changes in the Italian and Spanish regulatory regime, see the “Business” section included in this Prospectus.

As a substantial part of our business is currently located in Europe, we are subject to a variety of additional risks that may negatively impact our operations.  We currently have substantial operations in Italy and may make additional investments in projects, located outside of Israel or the United States. Due to these operations and any additional future investments, we are subject to special considerations or risks associated with companies operating in other jurisdictions, including rules and regulations, cross currency movements, different payment cycles, tax issues, such as tax law changes and variations in tax laws as compared to Israel and the United States, cultural and language differences, crime, strikes, riots, civil disturbances, terrorist attacks and wars and deterioration of political relations with Israel. The PV Plants subject us to a number of these risks, as well as the requirement to comply with Italian, Spanish and European Union law. We cannot assure you that we would be able to adequately address these additional risks. If we were unable to do so, our operations might suffer.

We only have a few years of experience and limited independent expertise in the field of photovoltaic power plants, and are therefore reliant on our professional advisors.  We have limited experience and have limited independent expertise in the field of operations relating to the PV Plants, that is, the construction, installation, testing, commissioning, operation and maintenance of photovoltaic power plants and the supply of electricity to customers, whether in Italy, Spain or elsewhere. Although we have a representative in Italy who oversees the operation of our Italian PV Plants, we are still dependent upon our professional advisors (such as technical, legal and insurance experts). If the advice received from our professional advisors is inaccurate, incomplete or otherwise flawed, this could result in the inaccurate evaluation of the value and future prospects of a PV plant, which could adversely affect our results of operations.

We are dependent on the suppliers that supply the panels that are installed in our photovoltaic plants. The lack of reliability of such suppliers or of their products, as well as such suppliers’ insolvency, may have an adverse effect on our business.  Our PV Plants’ performance depends on the quality of the panels installed. One of the critical factors in the success of our PV Plants is the existence of reliable panel suppliers, who guarantee the performance and quality of the panels supplied. During recent years, several of the manufacturers of photovoltaic panels became insolvent and certain others suffered severe losses and have gone through a consolidation process. Degradation in the performance of the solar panels above a certain level is guaranteed by the panel suppliers and we receive undertakings from the Contractor with respect to minimum performances, however, if any of the suppliers is unreliable or becomes insolvent, it may default on warranty obligations, and such default may cause an interruption in our business or reduction in the generation of energy power, and thus may have an adverse effect on our profitability and results of operations.

Our ability to leverage our investment and to increase the return on our equity investments depends, inter alia, on our ability to obtain attractive financing from financial entities.  Due to the crisis in the European financial markets in general, and in the Italian and Spanish financial markets specifically, obtaining financing from local banks is more difficult, and the terms on which such financing can be obtained are less favorable to the borrowers.  Our ability to obtain financing and the terms of such financing, including interest rates, equity to debt ratio and timing of debt availability will significantly impact the return on our equity investments in the PV Plants. Due to the financial crisis in the European Union in general, and in countries like Greece, Spain and Italy specifically, the local Italian and Spanish banks have substantially limited the scope of financing available to commercial firms and the financing that is provided involves terms less favorable than terms provided prior to the financial crisis. In addition, obtaining financing for our PV Plants from financial institutions that are not located in Spain or in Italy is difficult due to such institutions' lack of familiarity with these markets and the underlying assets. Although we have entered into financing agreements with respect to six of the twelve Italian PV Plants, there is no assurance that we will be able to procure financing for the remaining PV Plants in Italy, our PV Plant in Spain or any PV plants we will acquire in the future, on terms favorable to us or at all. Our inability to obtain financing on favorable terms may adversely affect the return on our investment in one or more of the PV Plants and our ability to leverage our investment.

In the event we will be unable to continuously comply with the obligations and undertakings, including with respect to financial covenants, which we undertook in connection with the financing of the PV Plants, our results of operations may be adversely affected.  In connection with the financing of several of our PV Plants, we have entered into long-term agreements with outside sources of financing, including banks and a leasing company. The agreements that govern the provision of financing include, inter alia, undertakings and financial covenants that we are required to maintain for the duration of such financing agreements. In the event we fail to comply with any of these undertakings and covenants, we may be subject to penalties, future financing requirements, and, finally, to the acceleration of the repayment of debt. These occurrences may have an adverse affect on our financial position and results of operations and on our ability to obtain outside financing for other projects.

A drop in the prices of electricity and fluctuations in the consumer price index may negatively impact our results of operations.  The revenue from the sale of electricity produced by the PV Plants includes the incentives in the form of feed-in tariffs and proceeds from the sale of electricity produced in the electricity market at market price. A decrease in the price of electricity in Italy or in Spain and fluctuations in the consumer price index may have a negative impact on our profitability and on our ability to expand our photovoltaic business.

Photovoltaic power plant installations have substantially increased over the past few years. The increased demand for solar panels resulted in substantial investments in photovoltaic panels production facilities, creating oversupply and a sharp decrease in the prices of solar panels. These events resulted in financial difficulties and consolidation of panel suppliers, which may lead to a reversal in the trend and an increase in the prices of solar panels and other components of the system (such as invertors and related electric components), increasing the costs of replacing components in our existing PV Plants and impacting the profitability of constructing new photovoltaic plants and our ability to expand our business. Additionally, if there is a shortage of key components necessary for the production of the solar panels, that may constrain our revenue growth.   Higher demand for solar panels and other components of the photovoltaic system resulted in the past in oversupply and a sharp decrease in prices that led many panel suppliers to financial difficulties and liquidation or consolidation with other suppliers. This trend may lead to a decrease in supply and, therefore, an increase in the price of the photovoltaic system components. Should we decide to expand the business and construct additional plants over time, such increases may significantly decrease the expected return on the investment in new projects. Silicon is a dominant component of the solar panels, and although manufacturing abilities have increased over-time, any shortage of silicon, or any other material component necessary for the manufacture of the solar panels, may adversely affect our business.

Our ability to produce solar power is dependent upon the magnitude and duration of sunlight as well as other meteorological and geographic factors.  The power production has a seasonal cycle, and adverse meteorological conditions can have a material impact on the plant’s output and could result in production of electricity below expected output, which in turn could adversely affect our profitability. In addition, floods, storms, seismic turbulence and earth movements may damage our PV Plants and the insurance coverage we have for such risks may not cover in full the damage because of these circumstances are sometimes deemed “acts of god.” The resulting expense due to the need to replace damaged components or the lower electricity output may adversely affect our profitability.

As electric power accounts for a growing share of overall energy use, the market for solar energy is intensely competitive and rapidly evolving.  The market for solar energy attracts many initiatives and therefore is intensely competitive. Our competitors who strive to construct new photovoltaic power plants may have established more prominent market positions and may have more experience in this field. Extensive competition may adversely affect our ability to continue and develop new photovoltaic plants.  A decrease in prices of other technologies for power production in the field of renewable energy, such as wind power and pumped storage, may result in governmental encouragement of such other technologies on account of encouragement of the photovoltaic technology. This could adversely impact our revenues and growth prospects.

Delays in the construction of the PV Plants or in the filing of the required documentation with the authorities whether in Italy, Spain or elsewhere may result in loss of our eligibility to receive feed-in-tariffs or impede our ability to obtain financing at terms beneficial to us, or at all, and therefore may have an adverse effect on our results of operations and business. Although all of our PV Plants are currently fully constructed and connected to the applicable national grid, we have experienced delays in the completion of the construction or connection to the Italian national grid in the past, which did not result in changes of the applicable FiT. In the event we acquire additional PV Plants that are not fully constructed, delays in construction and filing of documentation could cause a delay in connection to the grid and the application of a different, lower, FiT. Although the contracts that govern the construction of photovoltaic plants often include a system of liquidated damages and price reductions that apply in the event of delays or loss of certain FiT, these remedies are limited and may not completely offset the damages caused to us. Our limited ability to protect ourselves against damages caused due to delays with respect to PV plants we may acquire in the future, may have an adverse effect on our results of operations and business.

Risks Relating to Our Investment in Dori Energy

We hold a minority stake in Dori Energy, who, in turn, holds a minority stake in Dorad Energy Ltd., or Dorad.  Therefore, we do not control the operations and actions of Dorad. Following the consummation of the purchase of shares of U. Dori Energy Infrastructures Ltd., or Dori Energy, in January 2011, we currently hold 40% (and an option to increase our holdings under certain conditions to 50%) of the equity of Dori Energy who, in turn, holds 18.75% of Dorad. Although we entered into a shareholders’ agreement with Dori Energy and the other shareholder of Dori Energy, U. Dori Group Ltd., or the Dori SHA, providing us with joint control of Dori Energy, should differences of opinion as to the management, prospects and operations of Dori Energy arise, such differences may limit our ability to direct the operations of Dori Energy. In addition, Dori Energy holds a minority stake in Dorad and as of the date hereof is entitled to nominate only one director in Dorad, which, according to the Dori SHA, we are entitled to nominate. Although we have one representative on the Dorad board of directors, we do not control Dorad’s operations. These factors may potentially adversely impact the business and operations of Dorad and Dori Energy.

The Dori Energy Shareholders Agreement contains restrictions on our right to transfer our holdings in Dori Energy, which may make it difficult for us to terminate our involvement with Dori Energy.  The Dori SHA contains several restrictions on our ability to transfer our holdings in Dori Energy, including a “restriction period” during which we are not allowed to transfer our holdings in Dori Energy (other than to permitted transferees) and, thereafter, certain mechanisms such as a right of first refusal. The aforesaid restrictions may make it difficult for us to terminate our involvement with Dori Energy should we elect to do so and may adversely affect the return on our investment in Dori Energy.

Non-compliance of the other shareholder of Dori Energy with its undertakings in connection with the financing of Dorad’s operations may require us to infuse finance to Dori Energy, which may adversely affect the return on our investment in Dori Energy.  The Investment Agreement executed in connection with our purchase of shares of Dori Energy, or the Dori Investment Agreement, contains various undertakings by the Dori Group in connection with the financing of Dori Energy’s financial obligations to Dorad, including an undertaking to provide financing should financing not be obtained from certain outside sources. In addition, in connection with a financing agreement with Israel Discount Bank Ltd., Ellomay Energy LP and the Dori Group undertook to extend their pro rata share of any funding required by Dorad from Dori Energy in the future. During 2012, as a result of differences between us and the Dori Group with respect to financing obligations of Dori Energy, we agreed to amend the Dori Investment Agreement as more fully described in “Item 4.B: Business Overview” of our Annual Report on Form 20-F for the year ended December 31, 2012, which is incorporated by reference into this Prospectus. However, there can be no assurance that we will be able to reach a resolution with respect to other potential differences and disputes that may arise in the future. Noncompliance by the Dori Group with respect to this or any of its other undertakings to us and to Dori Energy in the Dori Investment Agreement or in the agreement with Israel Discount Bank Ltd. may impose additional financing requirements on us or result in a default of Dori Energy with respect to its undertakings to finance Dorad, which may adversely affect the return on our investment in Dori Energy.

Dorad, which is currently the only substantial asset held by Dori Energy, is involved in a complex project that includes the construction and thereafter the operations and management of the Dorad Power Plant, and its successful operations and profitability is dependent on a variety of factors, many of which are not within Dorad’s control.  Dorad is involved in the construction of a combined cycle power plant based on natural gas, with a production capacity of approximately 800 MW, or the Dorad Project, on the premises of the Eilat-Ashkelon Pipeline Company, or EAPC, located south of Ashkelon, Israel. The Dorad Project is subject to various complex agreements with third parties (the Israeli Electric Company, or IEC, the contractor, suppliers, private customers, etc.) and to regulatory restrictions and guidelines in connection with, among other issues, the tariffs to be paid by the IEC to Dorad for the energy produced. Various factors and events, both during the construction period of the Dorad Project and during the operations of the power plant, may materially adversely affect Dorad’s results of operations and profitability and, in turn, have a material adverse effect on Dori Energy’s and our results of operations and profitability. These factors and events include:

•           The Dorad Project is in the construction phase and during such period Dorad is exposed to various risks, including, without limitation, in connection with noncompliance or breach by the contractor involved in the construction, noncompliance by Dorad or any of its shareholders with their undertaking to finance the Dorad Project, which may result, inter alia, in fines and penalties being imposed on Dorad, defects or delays in the construction due to the contractor or outside events and delays in supply of equipment required for the construction of the Dorad Project;

•           Following the construction of the Dorad Project, and during the operation of the power plant, the profitability of Dorad will depend, among other things, on the income from other end-users that may purchase energy directly from Dorad based on tariffs negotiated between Dorad and such end-users. In addition, the profitability of Dorad will also depend on the tariff that will be paid to it by the IEC, which is governed by Israeli regulation and is therefore subject to changes and updates in the future that may not necessarily involve negotiations or consultations with Dorad, and on the balance and mixture of sales to end-users and to the IEC. The competitive landscape, involving both the IEC and other private energy producers, is also a factor that is expected to have bearing on the profitability of Dorad;

•           Dorad’s operations are mainly financed by a consortium of financing entities pursuant to a long-term credit facility and such credit facility provides for pre-approval by the consortium of certain of Dorad’s actions and contracts with third parties. Changes in the credit ratings of Dorad and its shareholders, non-compliance with financing and other covenants, delays in provision of required pre-approvals or disagreements with the financial entities and additional factors may adversely affect Dorad’s operations and profitability;

•           The Dorad Project is located in Ashkelon, a town in the southern part of Israel, in proximity to the Gaza Strip. The location of the Dorad Project is within range of missile strikes from the Gaza Strip. In recent years, there has been an escalation in violence and missile attacks from the Gaza Strip, including an eight day period in November 2012 more than 1,500 missiles were fired from Gaza Strip to Northern and Central Israel. This attack disrupted the work on the Dorad Project, which resumed after the missile strikes ceased. Any such further attacks to the area or any direct damage to the location of the Dorad Project may disrupt the construction of the Dorad Project and thereafter its operations, and may cause losses and delays; and

•           Dorad entered into a long-term gas supply agreement with the partners in the “Tamar” license, or Tamar, located in the Mediterranean Sea off the coast of Israel. This agreement includes a “take or pay” mechanism that may result in Dorad paying for gas that is not actually required for its operations. In the event Dorad will be required to pay for gas that it does not need, Dorad’s results of operations could be adversely affected. In addition, as Tamar is currently Dorad’s sole supplier of gas and Dorad will depend on the timely, continuous and uninterrupted supply of gas from Tamar and on the existence of sufficient reserves throughout the term of the agreement with Tamar. Any delays, disruptions or shortages in the gas supply from Tamar will adversely affect Dorad's results of operations.

Risks Related to our Other Activities

We have outstanding bank debt and could be forced to repay this debt in advance if we are unable to satisfy the covenants in our loan agreements. On June 20, 2013, we entered into a loan agreement with one of the major Israeli banks, or the Loan Agreement. Pursuant to the Loan Agreement we received an amount of Euro 13.5 million (approximately $17.6 million), for a period of 18 months, bearing an interest at the EURO LIBOR 3 month rate plus 4.5%. In addition, several of our wholly-owned Italian subsidiaries have entered into financing agreements with various financial institutions, in the aggregate amount of approximately Euro 15.4 million (approximately $20.1 million). If we are unable to make payments when required by these financing agreements or if we do not comply with the financial covenants contained in our loan agreements and upon the occurrence of several other circumstances, including certain cross default provisions, we could be required to repay all or portion of these loans prior to their maturity. Depending on our financial position at the time such repayment is required, we may or may not be able to comply with the requirement, subjecting certain assets that were pledged in connection with the various financing agreements to foreclosure by the financing institutions. This may have a material adverse effect on our operations and liquidity.

Our ability to freely operate our business is limited as a result of certain restrictive covenants contained in the Loan Agreement. The Loan Agreement contains a number of restrictive covenants that limit our operating and financial flexibility. These covenants include, among other things, limitations on liens (also contained in the indentures governing our debentures), on the incurrence of indebtedness, dispositions of assets, mergers and other changes of control. The Loan Agreement also contains covenants regarding maintaining certain levels of financial ratios during the term of the loan, including as a condition to the distribution of dividends and other customary immediate repayment conditions. Our ability to continue to comply with these and other obligations depends in part on the future performance of our business. Such obligations may hinder our ability to finance our future operations or the manner in which we operate our business. In particular, any non-compliance with performance-related covenants and other undertakings of the Loan Agreement could result in an acceleration of our outstanding debt under the Loan Agreement and restrict our ability to obtain additional funds, which could have a material adverse effect on our business, financial condition or results of operations.

Our debt increases our exposure to market risks, may limit our ability to incur additional debt that may be necessary to fund our operations and could adversely affect our financial stability. As of September 30, 2013, our total indebtedness was approximately $39.7 million (excluding any indebtedness incurred as a result of the issuance of the Debentures under this Prospectus). The Loan Agreement currently permits us to incur additional indebtedness, subject to maintaining certain financial ratios and covenants. Our debt and any additional debt we may incur, could adversely affect our financial condition by, among other things:

●            increasing our vulnerability to adverse economic, industry or business conditions and cross currency movements;

●            limiting our flexibility in planning for, or reacting to, changes in our industry and the economy in general;

●            requiring us to dedicate a substantial portion of our cash flow from operations to service our debt, thus reducing the funds available for operations and future business development; and

●            limiting our ability to obtain additional financing to operate, develop and expand our business.

If we do not conduct an adequate due diligence investigation of a target business, we may be required to subsequently take write-downs or write-offs, restructuring, and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and our stock price.  We must conduct a due diligence investigation of target businesses that we would intend to acquire. Intensive due diligence is time consuming and expensive due to the technical, accounting, finance and legal professionals who must be involved in the due diligence process. Even if we conduct extensive due diligence on a target business, we cannot assure you that this due diligence will reveal all material issues that may affect a particular target business, or that factors outside the control of the target business and outside of our control will not later arise. If our due diligence review fails to identify issues specific to a target business, industry or the environment in which the target business operates, we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in losses. Even though these charges may be non-cash items and may not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our ordinary shares.

The current general economic and business conditions around the world and any subsequent economic downturn may adversely affect our ability to consummate new acquisitions, the prospects of any project we may acquire and the trading price of our ordinary shares.   Since mid-2008, due to the severity of the crisis affecting financial institutions throughout the world, the rising costs of various commodities, the limited growth and economic development throughout the world, as well as the recession, the general economic and business conditions in many countries around the world worsened, affecting, among other things, credit ratings of borrowers, the perceived and actual credit risks faced by lenders and purchasers of debt securities, the solvency of trade partners, market entities’ appetite for risk, the spending habits of consumers, the ability to procure financing. This crisis disproportionately affected Europe during 2011 and 2012 and many European economies, including Italy and Spain. Despite signs of possible recovery, there is no assurance that this financial crisis will improve or be resolved over the short, medium or long term, or that the recession will be overcome in its entirety in the near or far future, or that any of the trends associated with such recession will be reversed in whole or in part. Furthermore, if any further economic downturns ensue, this may adversely affect our ability to procure financing required for the acquisition of new projects, the value of new projects we acquire and our financial condition and results of operations. In addition, if such further economic downturn will occur, it may also affect the trading prices of securities in various capital markets around the world and may significantly and adversely affect the trading price of our ordinary shares.

Our ability to successfully effect business combinations or acquisitions and to be successful thereafter will be significantly dependent upon the efforts of our key personnel. Several of our key personnel allocate their time to other businesses.  Our ability to successfully effect a business combination or acquisition is dependent upon the efforts of our key personnel, including Shlomo Nehama, our chairman of the board, Ran Fridrich, a director and our Chief Executive Officer, Menahem Raphael, a member of our board, and other members of our board of directors. Although we have entered into a Management Services Agreement with entities affiliated with three of our board members, Messrs. Nehama, Fridrich and Raphael, these directors and our other directors are not required to commit their full time to our affairs, which could create a conflict of interest when allocating their time between our operations and their other commitments. If our directors’ other business affairs require them to devote more substantial amounts of time to such affairs, it could limit their ability to devote time to our affairs and could have a negative impact on our ability to consummate acquisitions.

Currency and interest rate fluctuations may affect the value of our assets and our interest payment obligations and decrease our earnings.  We hold cash and cash equivalents, restricted cash and short-term deposits in various currencies, including US$, Euro and NIS. Our investments in the Italian and Spanish PV Plants and in Dori Energy are denominated in Euro and NIS. In addition, the financing we have obtained in connection with six of our PV Plants bears interest that is based on EURIBOR rate and therefore our repayment obligations and undertakings may be affected by adverse movements in the interest rates. Although we attempt to manage these risks by entering into hedging transactions as more fully explained in “Item 11: Quantitative and Qualitative Disclosures About Market Risk” of our Annual Report on Form 20-F for the year ended December 31, 2012, which is incorporated by reference into this Prospectus, we cannot ensure that we will manage to eliminate these risks in their entirety. Currency fluctuations and interest rate fluctuations may decrease the value of our assets and could impact our business.

We may be characterized as a passive foreign investment company.  Our U.S. shareholders may suffer adverse tax consequences.  Under the PFIC rules, for any taxable year that our passive income or our assets that produce passive income exceed specified levels, we will be characterized as a passive foreign investment company for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences for our U.S. shareholders, which may include having certain distributions on our ordinary shares and gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gains income, and having potentially punitive interest charges apply to the proceeds of sales of our ordinary shares and certain distributions.

Based on our income and/or assets, we believe that we were a PFIC with respect to any U.S. shareholder that held our shares in 2008, 2009 and 2010.  We also believe, based on our assets, that it is likely that we were a PFIC with respect to U.S. shareholders that held our ordinary shares in 2011 and 2012. Since the determination of our PFIC status in 2013 (for shareholders that acquire our ordinary shares in 2013) depends on the type of assets we hold during the year and the income derived from such assets, we cannot determine as of yet whether or not we will be a PFIC for the 2013 tax year.

Certain elections may be made to reduce or eliminate the adverse impact of the PFIC rules for holders of our shares, but these elections may be detrimental to the shareholder under certain circumstances. The PFIC rules are extremely complex and U.S. investors are urged to consult independent tax advisers regarding the potential consequences to them of our classification as a PFIC. For a more detailed discussion of the consequences of our being classified as a PFIC, see “Item 10.E: Taxation” under the caption “U.S. Tax Considerations Regarding Ordinary Shares,” in our Annual Report on Form 20-F for the year ended December 31, 2012, which is incorporated by reference into this Prospectus

We may be deemed to be an “investment company” under the Investment Company Act of 1940, which could subject us to material adverse consequences.  We could be deemed to be an “investment company” under the Investment Company Act of 1940, as amended, or the “Investment Company Act”, if we invest more than 40% of our assets in “investment securities,” as defined in the Investment Company Act. Investments in securities of majority owned subsidiaries (defined for these purposes as companies in which we control 50% or more of the voting securities) are not “investment securities” for purposes of this definition. As our investment in Dori Energy is not considered an investment in  majority owned securities, unless we maintain the required portion of our assets under our control, limit the nature of our investments of our cash assets to cash and cash equivalents (which are generally not “investment securities”), succeed in making additional strategic “controlling” investments and continue to monitor our investment in Dori Energy, we may be deemed to be an “investment company.” We do not believe that our holdings in the PV Plants would be considered “investment securities,” as we control the PV Plants via wholly-owned subsidiaries and we do not believe that the current fair value of our short-term deposits and holdings in Dori Energy (all as more fully set forth under “Item 4.A: History and Development of Ellomay” and “Item 4.B: Business Overview” of our Annual Report on Form 20-F for the year ended December 31, 2012, which is incorporated by reference into this Prospectus), all of which may be deemed to be “investment securities,” would result in our being deemed to be an “investment company.” If we were deemed to be an “investment company,” we would not be permitted to register under the Investment Company Act without an order from the SEC permitting us to register because we are incorporated outside of the United States and, prior to being permitted to register, we would not be permitted to publicly offer or promote our securities in the United States. Even if we were permitted to register, it would subject us to additional commitments and regulatory compliance. Investments in cash and cash equivalents might not be as favorable to us as other investments we might make if we were not potentially subject to regulation under the Investment Company Act. We seek to conduct our operations, including by way of investing our cash and cash equivalents, to the extent possible, so as not to become subject to regulation under the Investment Company Act. In addition, because we are actively engaged in exploring and considering strategic investments and business opportunities, and in fact the majority of our investments to date (mainly in the Italian and Spanish photovoltaic power plants markets) were made through a controlling investment, we do not believe that we are currently engaged in “investment company” activities or business.

Risks Relating to our Ordinary Shares

You may have difficulty enforcing U.S. judgments against us in Israel.  We are organized under the laws of Israel and our headquarters are in Israel. Most of our officers and directors reside outside of the United States. Therefore, it may be difficult to effect service of process upon us or any of these persons within the United States. In addition, you may not be able to enforce any judgment obtained in the U.S. against us or any of such persons in Israel and in any event will be required to file a request with an Israeli court for recognition or enforcement of any non-Israeli judgment. Subject to certain time limitations, executory judgments of a United States court for liquidated damages in civil matters may be enforced by an Israeli court, provided that: (i) the judgment was obtained after due process before a court of competent jurisdiction, that recognizes and enforces similar judgments of Israeli courts and according to the rules of private international law currently prevailing in Israel, (ii) adequate service of process was effected and the defendant had a reasonable opportunity to be heard, (iii) the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel, (iv) the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties, (v) the judgment is no longer appealable, and (vi) an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court. If a foreign judgment is enforced by an Israeli court, it will be payable in Israeli currency. You may not be able to enforce civil actions under U.S. securities laws if you file a lawsuit in Israel.

Provisions of Israeli law may delay, prevent or make difficult an acquisition of Ellomay or a controlling position in Ellomay, which could prevent a change of control and, therefore, depress the price of our shares.  Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders. These provisions of Israeli law may delay, prevent or make difficult an acquisition of Ellomay, which could prevent a change of control and therefore depress the price of our shares.

We may rely on certain Israeli “home country” corporate governance practices which may not afford shareholders the same protection afforded to stockholders of U.S. companies. As a foreign private issuer for purposes of U.S. securities laws, NYSE MKT rules allow us to follow certain Israeli “home country” corporate governance practices in lieu of the corresponding NYSE MKT corporate governance rules. Such home country practices may not afford shareholders the same level of rights or protections in certain matters as those of stockholders of U.S. domestic companies. To the extent we are entitled to elect to follow Israeli law and practice rather than corresponding U.S. law or practice, such as with regard to the requirement for shareholder approval of changes to option plans, our shareholders may not be afforded the same level of rights they would have under U.S. practice.

We have undergone, and will in the future undergo, tax audits and may have to make material payments to tax authorities at the conclusion of these audits.  Prior to the sale of our business to HP, we conducted business globally and a substantial part of our operations was conducted in various countries and our past tax obligations were not assumed or purchased by HP as part of the business sold. Since the execution of the contracts in connection with the PV Plants and our other investments, we now also conduct our business globally (currently in Israel, Luxemburg, Italy and Spain). Our domestic and international tax liabilities are subject to the allocation of revenues and expenses in different jurisdictions and the timing of recognizing revenues and expenses. Additionally, the amount of income taxes paid is subject to our interpretation of applicable laws in the jurisdictions in which we file. Not all of the tax returns of our operations in other countries and in Israel are final and we will be subject to further audit and assessment by the applicable tax authorities. While we believe we comply with applicable income tax laws, there can be no assurance that a governing tax authority will not have a different interpretation of the law and assess us with additional taxes, as a result of which our future results may be adversely affected.

We are controlled by a small number of shareholders, who may make decisions with which you may disagree and which may also prevent a change of control via purchases in the market.  Currently, a group of investors comprised of Kanir Joint Investments (2005) Limited Partnership, or Kanir and S. Nechama Investments (2008) Ltd., or Nechama Investments, hold an aggregate of 59.3% of our outstanding ordinary shares. Shlomo Nehama, our Chairman of the Board who controls Nechama Investments holds directly an additional 4.4% of our outstanding ordinary shares, Ran Fridrich, our CEO and a member of our Board of Directors, holds directly an additional 1.1% of our outstanding ordinary shares and Hemi Raphael, a member of our Board of Directors who, together with Ran Fridrich, controls the general partner of Kanir, directly and indirectly holds an additional 4.3% of our outstanding ordinary shares. Therefore, acting together, these shareholders could exercise significant influence over our business, including with respect to the election of our directors and the approval of change in control and other material transactions. This concentration of control may have the effect of delaying or preventing changes in control or changes in management, or limiting the ability of our other shareholders to approve transactions that they may deem to be in their best interest. Moreover, our Second Amended and Restated Articles includes the casting vote provided to our Chairman of the Board under certain circumstances and the ability of members of our Board to demand that certain issues be approved by our shareholders, requiring a special majority, all as more fully described in “Item 10.B: Memorandum of Association and Second Amended and Restated Articles,” of our Annual Report on Form 20-F for the year ended December 31, 2012, which is incorporated by reference into this Prospectus may have the effect of delaying or preventing certain changes and corporate actions that would otherwise benefit our shareholders.

Our ordinary shares are listed in two markets and this may result in price variations that could affect the trading price of our ordinary shares. Our ordinary shares have been listed on the NYSE MKT under the symbol “ELLO” since August 22, 2011 and on the Tel Aviv Stock Exchange, or TASE, under the symbol “ELOM” since October 27, 2013. Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on the NYSE MKT and New Israeli Shekels on the TASE), and at different times (due to the different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

Our non-compliance with the continued listing requirements of the NYSE MKT could cause the delisting of our ordinary shares. The market liquidity and analyst coverage of our ordinary shares is very limited.  The NYSE MKT requires listed companies to comply with continued listing requirements, including with respect to stockholders’ equity, distribution of shares and low selling price. There can be no assurance that the Company will continue to qualify for listing on the NYSE MKT. If the Company’s ordinary shares are delisted from the NYSE MKT, trading in our ordinary shares could be conducted on an electronic bulletin board such as the OTC Bulletin Board, which could affect the liquidity of our ordinary shares and the ability of the shareholders to sell their ordinary shares in the secondary market, which, in turn, may adversely affect the market price of our ordinary shares. Moreover, in the event our ordinary shares are delisted from the NYSE MKT but are still listed on the TASE, we will be required to start filing and publishing reports in Hebrew with the Israeli authorities in a similar manner to the Israeli public companies whose shares are not listed on an exchange recognized by the Israeli regulator, which will subject us to additional substantial expenses in addition to additional regulatory requirements that may have an adverse affect on our results of operations. In addition, our ordinary shares are not yet regularly covered by securities analysts and the media and the liquidity of our ordinary shares is still very limited. Such limited liquidity could result in lower prices for our ordinary shares than might otherwise prevail and in larger spreads between the bid and asked prices for our ordinary shares. These issues could materially impair our ability to raise funds through the issuance of our ordinary shares in the securities markets.

We do not intend to pay cash dividends in the near future.  We have not paid any cash dividends on our ordinary shares to date and do not intend to pay cash dividends in the near future. The payment of dividends will depend on our revenues and earnings, if any, capital requirements, general financial condition and applicable legal and contractual constraints in connection with distribution of profits and will be within the discretion of our then-board of directors. As a result, any gains on an investment in our ordinary shares will need to come through appreciation of the value of such shares.

Our stock price has been very volatile in the past and may continue to be volatile, which could adversely affect the market liquidity of our ordinary shares and our ability to raise additional funds.  Our ordinary shares have experienced substantial price volatility, particularly as there is still very limited volume of trading in our ordinary shares and every transaction performed significantly influences the market price. Although our ordinary shares have been listed on the NYSE MKT since August 22, 2011 and on the TASE since October 27, 2013, there is still limited liquidity and limited analyst coverage of our business and prospects, and these circumstances, combined with the general economic and political conditions, cause the market price for our ordinary shares to continue to be volatile. The continuance of such factors and other factors relating to our business may materially adversely affect the market price of our ordinary shares in the future.

Risks Related to the Debentures Offered by this Prospectus

The Debentures are unsecured. Our Debentures will be unsecured and will be effectively subordinated to any existing and future secured indebtedness we may have. Therefore, the rights of our unsecured creditors, including the holders of the Debentures, to participate in our assets upon liquidation or reorganization, will be subject to the prior claims of our secured creditors.

We may not be able to generate sufficient cash flow to make payments under the Debentures. Our ability to make payments on our indebtedness, including the Debentures being offered by this Prospectus, will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In case any of the factors beyond of our control will change, we cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. A significant reduction in operating cash flow would likely increase the need for alternative sources of liquidity. If we are unable to generate sufficient cash flow to make payments on the Debentures or our other indebtedness, we will have to pursue one or more alternatives, such as reducing our operating expenses, reducing or delaying capital expenditures, refinancing the Debentures or such other indebtedness, or raising equity. We cannot assure you that any of these alternatives could be accomplished on satisfactory terms or that they would yield sufficient funds to repay the Debentures and our other indebtedness.

Although we expect to list the Debentures on the TASE, there are restrictions on your ability to transfer or resell the Debentures in the United States without registration under applicable U.S. federal and state securities laws. The Debentures being offered by this Prospectus are being offered and sold in Israel pursuant to an exemption from registration under U.S. federal and applicable state securities laws. Therefore, you may transfer or resell the Debentures in the United States only in a transaction registered under or exempt from the registration requirements of the U.S. federal and applicable state securities laws.

We cannot assure you that there will be an active or liquid trading market for the Debentures, which could make it more difficult to sell the Debentures and could affect adversely the price of the Debentures. We cannot assure you that there will be an active or liquid trading market for the Debentures. The liquidity of the trading market in the Debentures and the market price quoted for the Debentures may be affected adversely by changes in the overall market for such types of securities, by prevailing interest rates in the market, by fluctuations in the exchange rate between the NIS and the U.S. dollar, by the time remaining to the maturity of the Debentures, by the amount outstanding of such Debentures and by changes in our financial performance or prospects or in the prospects for companies in the industry in which we operate. As a result, we cannot assure you that there will be an active trading market for the Debentures.

Our Debentures (principal and interest) are not linked to the Israeli CPI, to any non-Israeli currency or otherwise, which may entail significant risks not associated with similar investments in a conventional debt security that is linked to the CPI or otherwise. An investment in the Debentures, the interest and principal of which are not linked to the Israeli CPI, to any non-Israeli currency or otherwise, may entail significant risks not associated with similar investments in a linked debt security, as the interest rate and principal will be less than that payable on a debt security that is linked to the Israeli CPI, to a non-Israeli currency or otherwise and that was originally issued under the same terms as the Debentures, due to an increase in the Israeli CPI or in the value of certain non-Israeli currencies.

The value of our Debentures in the secondary market may be affected by a number of factors over which we have no control. The secondary market, if any, for our Debentures will be affected by a number of factors, independent of our creditworthiness, including the volatility of the CPI affecting the secondary market for other debt securities that are linked to the CPI, the time remaining to the maturity of the Debentures, the amount outstanding of the Debentures and prevailing interest rates in the market. These factors are affected by, and sometimes depend on, a number of interrelated factors, including direct government intervention and economic, financial, regulatory, and political events, over which we have no control.

The Debentures contain limited restrictive covenants, and there is limited protection in the event of a change of control. The Debentures include several financial covenants that permit us to incur additional debt and enter into highly leveraged transactions, so long as we do not breach the financial covenants. In addition, in the event of a change of control (other than in limited circumstances set forth in the Indenture), the Debenture holders do not have a right for immediate repayment and there is no general prohibition on distributions and repurchases of our ordinary shares, only certain conditions and limitations that are set forth in the Debentures. Accordingly, we could enter into certain transactions, such as acquisitions, refinancings or a recapitalization and we could make certain distributions, all of which could affect our capital structure and the value of our Debentures.

A downgrade, suspension or withdrawal of the rating assigned by a rating agency to the Debentures could cause the liquidity or market value of the Debentures to decline significantly. The Debentures are rated by Standard & Poor’s Maalot Ltd., or Standard & Poor’s Maalot, an Israeli rating agency. We cannot assure you that the current rating will remain for any given period of time or that the rating will not be lowered or withdrawn entirely by Standard & Poor’s Maalot or any other rating agency if in such rating agency’s judgment future circumstances relating to the basis of the rating, such as adverse changes in our business, so warrant.

3.3.          CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and the documents we have filed with the SEC that are incorporated by reference into this Prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements reflect our current view about future plans, intentions or expectations. These forward-looking statements may be included herein or incorporated by reference in this Prospectus and include, in particular, statements about our plans, strategies and prospects and may be identified by terminology such as “may,” “will,” “should,” “expect,” “scheduled,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “aim,” “potential,” or “continue” or the negative of those terms or other comparable terminology. These forward-looking statements are subject to risks, uncertainties and assumptions about us. Although we believe that our plans, intentions and expectations are reasonable, we may not achieve our plans, intentions or expectations.

Important factors that could cause actual results to differ materially from the forward-looking statements we make in this Prospectus are set forth in this Prospectus under the caption “Risk Factors”, and in the reports we have filed with the SEC and which are incorporated by reference herein, including statements under the caption “Risk Factors” and “Forward-Looking Statements” in such reports. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements in this Prospectus under the caption “Risk Factors,” and in the reports we have filed with the SEC and which are incorporated by reference herein, including statements under the caption “Risk Factors” and “Forward-Looking Statements” in such reports, in which we have disclosed the material risks related to our business. These forward-looking statements involve risks and uncertainties, and the cautionary statements identify important factors that could cause actual results to differ materially from those predicted in any forward-looking statements. We undertake no obligation to update any of the forward-looking statements after the date of this Prospectus to conform those statements to reflect the occurrence of unanticipated events, except as required by applicable law. You should read this Prospectus and the documents incorporated by reference completely and with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

3.4.          RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges in accordance with IFRS for the periods presented, are as follows:

	Six Months Ended June 30,	For Year Ended December 31,
	2013 (unaudited)	2012	2011	2010	2009	2008
Ratio of earnings to fixed charges	4.25 (4)	(3)	(2)	(1)	(1)	(1)

(1)
In February 2008 we sold our wide format and super-wide format printing system business to HP and repaid outstanding bank loans. We did not acquire a new operating business until we began our operations in the Italian PV field during 2010. On December 31, 2010, two of our wholly-owned Italian subsidiaries entered into Financial Leasing agreements, resulting in no fixed charges during 2010 as the first draw-down occurred in December 31, 2010.

(2)	Earnings were inadequate to cover fixed charges requirements by $0.8 million for the year ended December 31, 2011.
(3)	Earnings were inadequate to cover fixed charges requirements by $1.5 million for the year ended December 31, 2012.
(4)	Earnings not including an amount of approximately $10.2 million resulting from gain on bargain purchase.

For the purpose of these computations, earnings have been calculated as the sum of (i) pretax income from continuing operations and interest expensed and capitalized, amortization of premiums, discounts and capitalized expenses related to indebtedness.

3.5.         CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization and indebtedness as of June 30, 2013 (in thousands), on an actual basis and as adjusted to give effect to the completion of the offering of the Debentures and application of the proceeds therefrom, as if it had occurred on June 30, 2013.

The information in this table should be read in conjunction with, and is qualified by reference to, our consolidated financial statements and other financial information included in this Prospectus.

	June 30, 2013 (unaudited)
	Actual	As Adjusted
	(thousands)

Finance lease obligations, including current maturities	$7,009	$7,009
Long-term bank loans and others, including current maturities	29,404	29,404
Series A Debentures	-	33,167
Less - Cash, cash equivalents, short-term bank deposits	6,938	40,105
Total Net Debt	29,475	29,475

Share capital	26,180	26,180
Share premium	76,410	76,410
Treasury shares	(522)	(522)
Reserves	(1,384)	(1,384)
Accumulated deficit	(4,288)	(4,288)
Attributed to owners of the Company’s equity rights	96,396	96,396
Non-Controlling Interest	53	53
Total shareholders’ equity	96,449	96,449

Total capitalization and indebtedness	$125,924	$125,924

3.6.          SUMMARY CONSOLIDATED FINANCIAL DATA

For the years ended December 31, 2009, 2010, 2011 and 2012, we have prepared our consolidated financial statements in accordance with IFRS, as issued by the IASB. For periods prior to January 1, 2009, our consolidated financial statements were prepared in accordance with U.S. GAAP. We have therefore adjusted our consolidated financial information at and for the year ended December 31, 2009, in accordance with IFRS 1, “First Time Adoption of IFRS,” or IFRS 1, and financial information set forth in this annual report for the year ended December 31, 2009 may differ from information previously published.

We adopted IFRS for the first time in 2010 with a transition date of January 1, 2009.

In February 2008 we sold our wide format and super-wide format printing system business to Hewlett-Packard Company, or HP pursuant to an asset purchase agreement executed on December 9, 2007, or the Asset Purchase Agreement. The operating results and cash flows attributed to the digital wide format and super-wide format printing system business were presented in our statements of comprehensive income (loss) and cash flows for the years ended December 31, 2009 and December 31, 2010 as discontinued operations. Statements of financial position amounts related to this business are presented as assets and liabilities attributed to discontinued operations and are expected to be settled in one to two years.

The financial statements for the years ended December 31, 2008, 2009 and 2010 were audited by Kost Forer Gabbay & Kasierer, an independent registered public accounting firm and a member of Ernst & Young Global. The financial statements for the years ended December 31, 2011 and 2012 were audited by Somekh Chaikin, an independent registered public accounting firm and a member of KPMG International.

On June 9, 2011, we effected a one-for-ten reverse split of our ordinary shares as approved by our shareholders, or the Reverse Split. The Reverse Split caused each 10 ordinary shares, NIS 1.00 par value per share, to be converted into one ordinary share, NIS 10.00 par value per share. No fractional shares were issued as a result of the Reverse Split as all fractional shares resulting from the Reverse Split that were one-half share or more were increased to the next higher whole number of shares and all fractional shares that were less than one-half share were decreased to the next lower whole number of shares. As of June 8, 2011, there were 107,778,493 ordinary shares outstanding and after the Reverse Split there were 10,777,917 ordinary shares outstanding. Unless explicitly stated otherwise, all share prices and amounts are adjusted to account for the Reverse Split.

 The following tables present our financial data as of the periods presented. The selected consolidated financial data set forth below should be read in conjunction with and is qualified by reference to our consolidated financial statements and the related notes, as well as “Item 5: Operating and Financial Review and Prospects” included in our Annual Report on Form 20-F for the year ended December 31, 2012, which is incorporated by reference into this Prospectus.

In accordance with IFRS

The tables below set forth selected consolidated financial data under IFRS for the years ended December 31, 2009, 2010, 2011 and 2012 and unaudited selected consolidated financial data for the six month periods ended June 30, 2012 and 2013. The audited consolidated financial statements at December 31, 2011 and 2012 and for the years ended December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements set forth in “Item 18: Financial Statements” of our Annual Report on Form 20-F for the year ended December 31, 2012, which is incorporated by reference into this Prospectus. The summary financial information as of June 30, 2013 and for the six months periods ended June 30, 2012 and 2013 have been derived from our unaudited condensed consolidated financial statements set forth in our report on Form 6-K filed on December 26, 2013, which is incorporated by reference into this Prospectus. Results for interim periods are not necessarily indicative of the results that may be expected for the entire year.

Consolidated Statements of Comprehensive Income (Loss)
(in thousands of U.S. Dollars except per share and share data)

	For the Six Months ended,		For Year ended December 31,
	June 30, 2013 (unaudited)	June 30, 2012 (unaudited)	2012	2011	2010	2009
Revenues	$4,840	$4,382	$8,890	$6,114	$-	$-
Operating expenses	882	1,045	1,954	1,391	-	-
Depreciation expenses	1,422	1,292	2,717	1,777	-	-
Gross profit	2,536	2,045	4,219	2,946	-	-
General and administrative expenses	1,294	1,377	3,110	3,102	3,211	1,931
Gain on bargain purchase	10,237	-	-	-	-	-
Capital Loss	-	160	394	-	-	-

Operating Profit (Loss)	11,479	828	715	(156)	(3,211)	(1,931)
Financing income	126	780	696	1,971	1,076	1,366
Financing income (expenses) in connection with SWAP contracts	3,827	(1,427)	(2,157)	(2,601)	404	-
Financing expenses	(1,587)	(546)	(2,166)	(608)	(80)	(9)
Financing income (expenses), net	2,366	(1,193)	(3,627)	(1,238)	1,400	1,357
Company’s share of losses of investee accounted for at equity	(233)	(145)	(232)	(596)	(66)	-

Profit (Loss) before taxes on income	13,612	(510)	(3,144)	(1,990)	(1,877)	(574)
Tax benefit (taxes on income)	(777)	(171)	1,011	1,018	44	(69)

Profit (Loss) from continuing operations	12,835	(681)	(2,133)	(972)	(1,833)	(643)
Income (loss) from discontinued operations, net	-	-	-	-	7,035	(376)
Net income (loss) for the year	12,835	(681)	(2,133)	(972)	5,202	(1,019)

Income (Loss) attributable to:
Owners of the Company	12,791	(681)	(2,110)	(972)	5,202	(1,019)
Non-controlling interests	44	-	(23)	-	-	-
Net income (loss) for the year	12,835	(681)	(2,133)	(972)	5,202	(1,019)

Other comprehensive income (loss):
Foreign currency translation differences from foreign operations	500	(1,369)	1,620	(3,698)	194	-
Total other comprehensive income (loss)	500	(1,369)	1,620	(3,698)	194	-
Total comprehensive income (loss)	$13,335	(2,050)	$(513)	$(4,670)	$5,396	$(1,019)
Basic net earnings (loss) per share:
Loss from continuing operations	$1.2	$(0.06)	$(0.2)	$(0.09)	$(0.2)	$(0.1)
Earnings from discontinued operations	-	-	-	-	0.9	*) -
Net earnings (loss)	$1.2	$(0.06)	$(0.2)	$(0.09)	$0.7	$(0.1)

Diluted net earnings (loss) per share:
Earnings (Loss) from continuing operations	$1.2	$(0.06)	$(0.2)	$(0.09)	$(0.2)	$(0.1)
Earnings from discontinued operations	-	-	-	-	0.8	*) -
Net earnings (loss)	$1.2	$(0.06)	$(0.2)	$(0.09)	$0.6	$(0.1)
Weighted average number of shares used for computing basic earnings (loss) per share	10,692,371	10,778,026	10,709,294	10,775,458	7,911,551	7,378,643

Weighted average number of shares used for computing diluted earnings (loss) per share	10,720,454	10,778,026	10,709,294	10,775,458	8,904,250	7,378,643
___________________________
*)           Less than $0.01

Other financial data (in thousands of U.S. Dollars)

	For the Six Months ended,		For Year ended December 31,
	June 30, 2013 (unaudited)	June 30, 2012 (unaudited)	2012	2011	2010	2009
EBITDA from continuing operations(1)	$2,431	$1,815	$3,200	$1,025	$(3,255)	$(1,920)
________________________________
(1)
EBITDA is a non-IFRS measure and is defined as earnings before net financial expenses, taxes, depreciation and amortization. We present this measure in order to enhance the understanding of our historical financial performance and to enable comparability between periods. While we consider EBITDA to be an important measure of comparative operating performance, EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our commitments, including capital expenditures and restricted cash and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies. Our EBITDA may not be indicative of our historic operating results; nor is it meant to be predictive of potential future results.

Reconciliation of Net income (loss) to EBITDA

	For the Six Months ended,		For Year ended December 31,
	June 30, 2013 (unaudited)	June 30, 2012 (unaudited	2012	2011	2010	2009
Net income (loss) for the year	$12,835	(681)	$(2,133)	$(972)	$5,202	$(1,019)
Financing expenses (income), net	(2,627)	1,193	3,627	1,238	(1,400)	(1,357)

Loss (income) from discontinued operations, net of tax	-	-	-	-	(7,035)	376
Capital gain	(10,237)	(160)	-	-	-	-
Income tax expenses (benefit)	777	171	(1,011)	(1,018)	(44)	69
Depreciation and amortization	1,422	1,292	2,717	1,777	22	11
EBITDA	$2,431	$1,815	$3,200	$1,025	$(3,255)	$(1,920)

Consolidated Statements of Financial Position Sheet Data (in thousands of U.S. Dollars except share data)

	At June 30,		At December 31,
	2013 (unaudited)		2012		2011		2010	2009
Working capital	$12,557		$27,977		$31,856		$71,756	$75,172
Total assets	$145,635		$128,740		$126,392		$106,214	$76,432
Total liabilities	$49,186		$45,626		$42,331		$17,648	$6,404
Total shareholders’ equity	$96,449		$83,114		$84,061		$88,566	$70,028
Capital stock	$102,068		$102,068		$102,534		$102,369	$89,227
Ordinary shares outstanding	10,692,371	(1)	10,692,371	(1)	10,769,326	(2)	10,750,071	7,378,643

(1)	Net of 85,655 treasury shares that have been purchased during 2011-2012 according to a share buyback program that was authorized by our Board of Directors.
(2)	Net of 8,700 treasury shares that have been purchased during 2011 according to a share buyback program that was authorized by our Board of Directors.

In accordance with U.S. GAAP

The tables below for the year ended December 31, 2008 set forth selected consolidated financial information under U.S. GAAP, which has been derived from our previously published audited consolidated financial statements for the year ending on such date.

Consolidated Statements of Income (Operations) Data
(in thousands of U.S. Dollars except per share and share data)

Year ended December 31,
2008
Revenues:
Products	$10,568
Services	842

Total revenues	11,410
Cost of revenues:
Products	7,927
Inventory write-off	197
8,124
Services	2,862

Total cost of revenues	10,986

Gross profit	424

Operating expenses:
Research and development, net	1,942
Selling and marketing	3,075
General and administrative	9,830
Doubtful accounts expenses	368
Amortization of other intangible assets	-

Total operating expenses	15,215

Operating loss	(14,791)
Gain on sale of Company’s business, net	95,137
Financial income , net	7,596

Income before taxes on income	87,942
Taxes on income	966

Net Income	$86,976

Basic earnings per share	$11.9
Diluted earnings per share	$10.1

Weighted average number of shares used for computing basic earnings per share	7,297,257

Weighted average number of shares used for computing diluted earnings per share	8,610,275

Consolidated Balance Sheet Data (in thousands of U.S. Dollars except share data)

At December 31,
2008
Working capital	$76,119
Total assets	$78,278
Total liabilities	$7,349
Total shareholders’ Equity	$70,929
Capital stock	$89,109
Ordinary shares outstanding	7,378,643

3.7.          USE OF PROCEEDS

The net proceeds from the offering, after deduction of the arranger’s fees and other expenses and commissions of the offering, will be published in the Complementary Notice as set forth in section 2.9 to this Prospectus.

We intend to use the net proceeds from the sale of securities under this Prospectus for our operations and for other general corporate purposes, including, but not limited to, repayment or refinancing of indebtedness or other corporate borrowings (including the indebtedness under the Loan Agreement described in the “Business” section below), working capital, capital expenditures and investments, acquisitions or collaborations. Other than the expected repayment of our indebtedness under the Loan Agreement, we have not determined the amount of net proceeds to be used specifically for the foregoing purposes. As a result, our management will have broad discretion in the allocation of the net proceeds. Pending use of the net proceeds, we intend to invest any proceeds in a variety of capital preservation instruments, including, but not limited to, short-term, investment-grade and interest-bearing instruments.

3.8.          DIVIDEND POLICY

We do not anticipate paying any cash dividends on our ordinary shares in the near future. We currently intend to retain all future earnings to finance our operations and to expand our business. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including contractual undertakings limiting our ability to pay dividends, future earnings, capital requirements, financial condition and future prospects and other factors the board of directors may deem relevant.

Dividends on our ordinary shares may be paid only out of profits, as defined in the Companies Law, as of the end of the most recent fiscal year or as accrued over a period of two years, whichever is higher. Our board of directors is authorized to declare dividends, provided that there is not reasonable concern that the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Notwithstanding the foregoing, dividends may be paid with the approval of a court, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

3.9.          BUSINESS

We are involved in the production of renewable energy through our ownership of the PV Plants in Italy and Spain. We own thirteen photovoltaic plants that are connected to their respective national grids and operating as follows: (i) twelve photovoltaic plants in Italy with an aggregate nominal capacity of approximately 22.8 MWp and (ii) 85% of one photovoltaic plant in Spain with a nominal capacity of approximately 2.275 MWp. In addition, we indirectly own 7.5% of Dorad Energy Ltd., or Dorad (and an option to increase our holdings under certain conditions to 9.375%) that is involved in the construction of a combined cycle power plant based on natural gas, with a production capacity of approximately 800 MW, or the Dorad Project, located south of Ashkelon, Israel.

Our current plan of operation is to operate our Italian and Spanish PV Plants, to manage our holdings in the Israeli market and to continue to identify and evaluate additional suitable business opportunities in the energy and infrastructure fields, including in the renewable energy field, through the direct or indirect investment in power producing plants, the acquisition of all or part of an existing business, pursuing business combinations or otherwise.

PV Plants

The following table includes information concerning our PV Plants:

PV Plant Title	Nominal Capacity1	Location	Technology of Panels	Connection to Grid	FiT (€/kWh) 2	Revenue in 2012 (in thousands)	Revenue in the six months ended June 30, 2013 (unaudited; in thousands)
“Troia 8”	995.67 kWp	Province of Foggia, Municipality of Troia, Puglia region, Italy	Fix	January 14, 2011	0.346	$800	$400
“Troia 9”	995.67 kWp	Province of Foggia, Municipality of Troia, Puglia region, Italy	Fix	January 14, 2011	0.346	$816	$403
“Del Bianco”	734.40 kWp	Province of Macerata, Municipality of Cingoli, Marche region, Italy	Fix	April 1, 2011	0.346	$480	$209
“Giaché”	730.01 kWp	Province of Ancona, Municipality of Filotrano, Marche region, Italy	Duel Axes Tracker	April 14, 2011	0.346	$665	$297
“Costantini”	734.40 kWp	Province of Ancona, Municipality of Senigallia, Marche region, Italy	Fix	April 27, 2011	0.346	$526	$258

PV Plant Title	Nominal Capacity1	Location	Technology of Panels	Connection to Grid	FiT (€/kWh) 2	Revenue in 2012 (in thousands)	Revenue in the six months ended June 30, 2013 (unaudited; in thousands)
“Massaccesi”	749.7 kWp	Province of Ancona, Municipality of Arcevia, Marche region, Italy	Duel Axes Tracker	April 29, 2011	0.346	$671	$288
“Galatina”	994.43 kWp	Province of Lecce, Municipality of Galatina, Puglia region, Italy	Fix	May 25, 2011	0.346	$637	$406
“Pedale (Corato)”	2,993 kWp	Province of Bari, Municipality of Corato, Puglia region, Italy	Single Axes Tracker	May 31, 2011	0.289	$2,514	$1227
“Acquafresca”	947.6 kWp	Province of Barletta-Andria-Trani, Municipality of Minervino Murge, Puglia region, Italy	Fix	June 2011	0.291	$654	$325
“D‘Angella”	930.5 kWp	Province of Barletta-Andria-Trani, Municipality of Minervino Murge, Puglia region, Italy	Fix	June 2011	0.291	$624	$317

PV Plant Title	Nominal Capacity1	Location	Technology of Panels	Connection to Grid	FiT (€/kWh) 2	Revenue in 2012 (in thousands)	Revenue in the six months ended June 30, 2013 (unaudited; in thousands)
“Soleco”	5,923.5 kWp	Province of Rovigo, Municipality of Canaro, Veneto region, Italy	Fix	August 2011	0.238	--3	--3
“Tecnoenergy”	5,899.5 kWp	Province of Rovigo, Municipality of Canaro, Veneto region, Italy	Fix	August 2011	0.238	--3	--3
“Rinconada II”4	2,275 kWp	Municipality of Córdoba, Andalusia, Spain	Fix	July 2010	0.322162 5	$5036	$710
_________________________________
1. The actual capacity of a photovoltaic plant is generally subject to a degradation of 0.3%-0.7% per year, depending on climate conditions and quality of the solar panels.

2. In addition to the FiT payment, the Italian PV Plants are eligible to receive the price paid for the electricity generated by the plant (“ritiro dedicato”) equal to the applicable electricity market price. PV plants with a capacity under 1 MW are eligible to receive a minimum market price guarantee. The market price changes as a function of supply and demand, on an hourly basis for different zones within Italy. The market price varies, however, the average market price for the zones in which our Italian PV Plants are located (north, central north and central south) ranged between Euro 0.073 – 0.074 per kWh and between Euro 0.057 – 0.06 per kWh in 2012 and in the six month ended June 30, 2013, respectively. The terms and limitations of the minimum market price guarantee change on an annual basis. The market price for the six months ended December 31, 2013 is expected to average between Euro 0.062 – 0.063 per kWh in these regions.

3.  The acquisition of this PV Plant was consummated on June 26, 2013 and therefore revenues for 2012 and for the six months ended June 30, 2013 are not reflected in our condensed financial statements included in this Prospectus.

4.   This PV Plant is 85% owned by us.

5.  This FiT is relevant for 2013. Based on the current regulation, the FiT is linked to the Spanish core consumer price index minus fifty basic points.

6.  As the acquisition of this PV Plant was consummated on July 1, 2012, the revenues for the six months ended June 30, 2012 are not reflected in our financial statements included in this Prospectus.

Our Holdings in Dori Energy

U. Dori Energy Infrastructures Ltd., or Dori Energy, is an Israeli private company in which we hold 40% (and an option to increase our holdings under certain conditions to 50%). The remaining 60% are held by U. Dori Group Ltd., or the Dori Group. Dori Energy's main asset is its holdings of 18.75% of Dorad.

The Dorad Project entails the construction of a combined cycle power plant based on natural gas, with a production capacity of approximately 800 MW, on the premises of the Eilat-Ashkelon Pipeline Company (EAPC) located south of Ashkelon. The electricity produced is expected to be sold to end-users throughout Israel and to the National Electrical Grid. The transmission of electricity to the end-users shall be done via the existing transmission and distribution grid, in accordance with the provisions of the Electricity Sector Law and its Regulations, and the Standards and the tariffs determined by the Public Utility Authority - Electricity. The Dorad power plant will be based on combined cycle technology using natural gas. The combined cycle configuration is a modern technology to produce electricity, where gas turbines serve as the prime mover. After combustion in the gas turbine to produce electricity, the hot gases from the gas turbine exhaust are directed through an additional heat exchanger to produce steam. The steam powers a steam turbine connected to a generator, which produces additional electric energy.

Principal Capital Expenditures and Divestitures

During 2010, 2011, 2012 and up to November 30, 2013, we made or accrued capital expenditures of an aggregate amount of approximately $104.9 million in connection with the Italian and Spanish PV Plants, net of penalties due to delay in connection to the national grid of some of the PV Plants and net of approximately $0.9 million assets disposed as a result of panels stolen from one of our PV Plants and invertors damaged due to bad weather conditions in another PV Plant, partially reimbursed by the existing insurance policies in the amount of approximately $0.435 million and our aggregate capital expenditure in connection with the acquisition of shares in U. Dori Energy Infrastructure Ltd. is approximately $22.5 million. As of November 30, 2013 we have in progress principal capital expenditures (that were not accrued as of December 31, 2012 or paid prior to November 30, 2013) of approximately $3 million in connection with our holdings in Dori Energy. The amounts included in this paragraph are based on the exchange rate as of November 30, 2013.

Recent Developments

Closing of the Veneto PV Plants Transaction

On June 26, 2013, we closed the purchase of two unlevered Italian special purpose companies, each holding one photovoltaic (solar) plant in the Veneto Region, north Italy, or, together, the Veneto PV Plants. The final adjusted purchase price of the Veneto PV Plants was 23.5 million Euros. The Veneto PV Plants were purchased on a full equity basis, with no external loans at the level of the companies that directly own them. The Veneto PV Plants are connected to the national Italian grid since August 2011 and are entitled to a Feed in Tariff of 23.8 Euro cents per KWh, in addition to the selling price of the electricity, until August 2031.

Discount Bank Loan

On June 20, 2013 we entered into a loan agreement with Discount Bank, one of the major Israeli banks, or the Loan Agreement. Pursuant to the Loan Agreement, we received an amount of Euro 13.5 million (approximately $17.6 million), for a period of 18 months, bearing an interest at the EURO LIBOR 3 month rate plus 4.5%. The Loan Agreement includes several financial covenants, pledges on our assets and undertakings, as are set forth in our condensed consolidated financial statements for the period ended June 30, 2013, filed with the SEC on a Form 6-K on December 26, 2013 and incorporated by reference herein. The Loan Agreement permits early repayment without penalties.

The Dorad Power Plant

In July 2013, the Dorad Power Plant constructed by Dorad Energy, a private Israeli company in which we indirectly hold 7.5% (and an option to increase such holdings to 9.375%), was energized and connected to the Israeli national grid. Since July 2013 the Dorad Power Plant provides customers with approximately 440 MW. In November 2013, the Natural Gas Authority of the Israeli Ministry of National Infrastructures approved the connection of the Dorad Power Plant to the national gas pipeline network. Pursuant to a notice previously received from Dorad, the Dorad Power Plant is currently expected to start commercial operation and production of power at its full capacity of approximately 800 MW in January 2014 and provide power to its various customers, including the Ministry of Defense, Mekorot, Ossem and Fattal and Isrotel hotel networks.

Listing of Ordinary Shares on the Tel Aviv Stock Exchange

On October 27, 2013, our ordinary shares were listed for trading on the Tel Aviv Stock Exchange, or the TASE, under the symbol “ELOM.” We were able to list our ordinary shares on the TASE by virtue of the amendment to the Israeli Securities Law, 5728-1968, that took effect in October 2000, enabling U.S.-listed companies to dual-list on the TASE without additional regulatory requirements.

Proceeds in connection with Terminated Loan Agreement

On July 17, 2013 we entered a loan agreement with Erez Electricity Ltd., or Erez Electricity, which owns, among its other holdings, 24% of the pumped storage project in the Gilboa, Israel, or PSP Gilboa, pursuant to which we lent an amount of approximately NIS 770,000 (approximately $213,000) to Erez Electricity. In November 2013 in connection with the sale of Erez Electricity's holdings in PSP Gilboa to third parties, we reached an agreement with Erez Electricity according to which we are entitled to the immediate repayment of the amount lent, including interests accrued and linkage, amounting to approximately NIS 1 million (approximately $276,000) and to additional future compensation in the aggregate amount of NIS 6.7 million (approximately $1.8 million), which will be linked to the Israeli CPI and will be paid in two installments of approximately NIS 1.2 million (approximately $332,000) subject to and upon financial closing of PSP Gilboa and NIS 5.5 million (approximately $1.5 million) subject to and upon receipt of permanent licenses for generation of power and approval of the technical advisor appointed by the financial institutions who have financed PSP Gilboa to the transfer from set up phase to operational phase. We cannot at this point predict when and if such conditions will be met and therefore, when and if we will receive the additional future compensation.

Updates to Italian and Spanish Regulations Governing our PV Plants

Recent developments regarding the Italian incentive system and the electric energy sale price

(i)           The so called “Fare 2” Decree

Recently the Italian Ministry of Economic Development issued a draft of decree, or the Fare 2 Decree, which provides, among other, measures aimed at reducing the cost of energy for consumers.

Recent innovations regarding the Italian incentive system and the electric energy sale price

(ii)           The so called “Fare 2” Decree

Recently the Ministry of Economic Development issued a draft of decree, or theFare 2 Decree, which provides, among other, measures aimed at reducing the cost of energy for consumers.

Thereafter, such measures have been incorporated in a law proposal ancillary to the so called “Stability law” (i.e. the budget law to be approved on an annual basis to comply with European Union financial requirements) whose approval will follow the ordinary Italian legislation procedure (as opposed to the simplified procedure of a Governmental decree). This will entail a longer time than as originally expected and we cannot predict at this time when, and if, the proposal will be passed and what the approved law will include.

The law draft, dated November 15, 2013, in particular sets out the following provisions which may impact investments in PV plants:

•
a measure consisting of granting the option to access a new revised incentive plan based on a reduced tariff amount with duration extended by 7 years. This specific provision applies to producers of renewable energy and owners of plants to which the ”all-inclusive tariff” (tariffa omnicomprensiva) or certain “Green Certificates” (certificati verdi) apply and provides an alternative incentive system for production of renewable energy, which can be activated voluntarily on demand of each producer who wants to continue the production of energy also after the period initially determined for the incentive plan (20 years), but with a correspondent reduction in the nominal amount of the same incentive; None of our PV Plants is subject to these provisions.

•
a replacement, starting form January 1, 2014, of the minimum guaranteed prices currently foreseen under the Italian mandatory purchase regime with the zonal hourly prices set out for each specific area (so called prezzi zonali orari, i.e. the average monthly price, correspondent to each hour, as resulting from the electric market price on the area where the PV plant is located).

While the first provision would merely provide an additional option for PV plants owners, the second provision would decrease the return on investment in all PV plants with nominal capacity of less than 1 MWp, including plants already connected to the national grid, as it is expected to reduce the minimum guaranteed prices that were initially fixed for 20 year periods for all such PV plants.

(iii)	AEEG opinion n. 483/2013

In parallel with the above-described legislative procedure, on October 31, 2013, AEEG (i.e., the Italian authority for electric energy) has issued a document whereby it started a consultation process aimed at re-determining the amount of the minimum guaranteed prices from which electric energy produced through renewable sources currently benefit under the mandatory purchase regime.

This document illustrates the current regime of minimum guaranteed prices and identifies possible issues with respect to which other interested entities may set forth their position. The deadline for filing observations was November 25, 2013.

In such document AEEG identifies (based on a quantification of standard operational costs) Euro 0.0378/Kwh as the price that could be guaranteed to PV plants with nominal power higher than 20kWp, without any progressive diversification (as currently applying in 2013, from Euro 0.106/Kwh for the first 3,750 Kwh annual production, through Euro 0.0952/Kwh for annual production of electricity up to 25 MWh, and until Euro 0.0806/Kwh for annual production of electricity up to 2,000 Mwh) and provided that should such price be lower than the zonal hourly prices, the zonal hourly price shall apply. Should this plan be implemented, this would entail a reduction of more than 50% of the electric energy sale price (excluding the revenues from FiT, and only for photovoltaic plants with nominal capacity of less than MWp). We cannot at this point predict when and if such re-determination will be adopted and what its final content will be.

(iv)	Imbalance costs under AEEG Resolution n. 281/2012

On January 1, 2013 AEEG Resolution n. 281/2012 (subsequently also implemented by Resolution n. 343/2012), or the AEEG Resolution, entered into force, aiming at charging the PV plant owners with the costs relating to the electric system (so called “imbalance costs”) that are the result of an inaccurate forecast of the production of electric energy, particularly in cases in which the owner is party to the mandatory purchase regime with GSE.

Such costs are mainly due to the fact that under the mandatory purchase regime GSE buys electric energy on the basis of a production forecast that may not be fully accurate; such circumstance cause the GSE to bear costs in connection with the re-sale of electric energy on the market; before Resolution n. 281/2012, such costs were borne by final consumers.

In order to transfer such costs to the owners of the PV plants, AEEG Resolution n. 281/2012 has mainly provided two types of measures:

(i)	imbalance costs are to be borne by the owners of PV plants, in an amount calculated by multiplying the discrepancy of the production forecast by a fixed parameter;

(ii)
in the case that the owner of the PV plant is party to the GSE mandatory purchase regime, administrative costs borne by GSE in connection with forecast services are to be charged on the owner. All of our Italian PV Plants are parties to the GSE mandatory purchase regime.

On June 24, 2013, the administrative Court of the Lombardia Region annulled the parts of AEEG Resolution relating to the imbalance costs as the AEEG Resolution should apply to programmable sources which should have a different treatment than non-programmable renewable energy sources, such as photovoltaic plants.

This judgment was challenged on September 11, 2013 by AEEG before the Consiglio di Stato (the Italian supreme administrative Court), which, on an interim basis (final judgment is still to be issued), reinstated the provisions of Resolution n. 281/2012/R/efr by suspending the effectiveness of the administrative court decision, with the exception that, for non-programmable plants, a deductible of 20% on the imbalance shall apply (i.e., imbalance costs shall be paid only if the forecast inaccuracy exceeds 20%).

We cannot predict at this point what the final determination of the court will be and what impact it will have on the revenues from our Italian PV Plants.

The new Spanish general legal framework applicable to renewable energies

The legal and regulatory framework applicable to the production of electricity from renewable energy sources in Spain has been modified by Royal Decree-law 9/2013, dated July 12, 2013, due to the adoption of several urgent measures in order to ensure the financial stability of the power system, or RDL 9/2013. This new royal decree-law has amended section 30.4 of the Spanish Act 54/1997, dated November 27, 1997, applicable to the Power Sector cancelling the former “Special Regime” and establishing the basis of the new remuneration scheme applicable to renewable energies.

The feed-in tariff applicable to PV plants pursuant to Royal Decree 661/2007 and Royal Decree 1578/200 has been replaced by the new specific remuneration regime, or SRR, set forth in RDL 9/2013. SRR includes: (i) the proceeds for the sale of electricity according to market price, (ii) an “investment retribution” enough to cover the investment costs of a so-called “standard facility” – provided that such costs are not fully recoverable through the sale of energy in the market and (iii) an “operational retribution” enough to cover the difference, if any, between the operational income and costs of a standard plant that participates in the market.

The definition of what constitutes a “standard facility” as well as the rest of the elements included in the SRR and its relevant calculation formula are not included in RDL 9/2013 but are expected to be included in a future Spanish Royal Decree to be approved by the Spanish Government (Consejo de Ministros) in early 2014.

The future Royal Decree is expected to include the following aspects as set forth in RDL 9/2013:

(a)	The calculation of the SRR shall be made in reference to a “standard facility” and during its “regulatory life term,” which will also be defined by the future Royal Decree-.

This calculation shall be made taking into account:

i)	The standard incomes for the sale of energy production, valued at the production market prices;
ii)	The standard operational costs;
iii)
The standard value of the initial investment cost. For this calculation, only those costs and investments that correspond exclusively to the electricity production activity will be taken into account. Furthermore, costs or investments determined by administrative rules or acts that do not apply throughout Spanish territory will not be taken into account; and

iv)
The final value of the SRR shall not exceed the minimum level necessary to cover the costs so as to enable the undertakings to compete in the same conditions with the remaining undertakings using other technologies, and it shall enable a “reasonable return”.

(b)
SRR shall not be calculated independently for each power installation, and every facility will be included in one of the “standard facility” categories, as will be defined by the future Royal Decree, and, consequently, it will be entitled to the relevant SRR.

It should be highlighted that RDL 9/2013 has repelled Royal Decree 661/2007, of May 25, 2007, or RD 661/2007 and Royal Decree 8, of September 26, 2008, or RD 1578/2008 and since it entered into force last July 14, 2013, its provisions are applicable to each and every PV solar plant currently in operation. Notwithstanding the foregoing, until the approval of the new Royal Decree regulating the SRR calculation formula, PV plants have and will continue receiving the corresponding feed-in tariff in accordance with RD 661/2007 or RD 1578/2008. To this end these regulations are kept temporarily in force. Once the new Spanish Royal Decree enters into full force, the amounts received in terms of feed-in tariff shall be subject to a final settlement, which would mean either the increase in payment rights or the accrual of payment obligations concerning the amount received by owners of PV plants during such transitory period (i.e. since July 14, 2013 and through the adoption of the new Spanish Royal Decree). This settlement will be conducted during the first six monthly payments after the approval of the future Royal Decree.

The PV plants currently in operation, including Rinconada II, are already subject to the SRR, regardless of the fact that the full application of the SRR will not be feasible until the further approval of the specific regulations of the terms set forth in RDL 9/2013 which are expected to be adopted in early 2014.

RDL 9/2013 has introduced instability to the Spanish Renewable Energy Regulations due to the fact that it came into force immediately on its publication date, before its specific provisions were developed and publicized and, therefore, before it can become fully applicable. We cannot at this point of the regulatory procedure forecast what will be the final calculation of the SRR and when the new Spanish Royal Decree will be adopted, given that the parameters of the formula have not been defined. The only reference which is clearly stated by RDL 9/2013 is that the SRR shall ensure “reasonable return” or profitability; which during the first regulatory period (i.e., for the next six years) shall be equivalent to a Spanish 10-year sovereign bond calculated as the average of stock price in the stock markets during the months of April, May and June 2013, increased by 300 basis points (approximately 7.5%).

Main aspects of the new regulation

Pursuant to RDL 9/2013, the main aspects of the new remuneration scheme applicable to renewable energies are:

(a)	The feed-in tariff has been eliminated and PV plants are no longer entitled to receive the reactive power complement;
(b)	SRR shall be determined taking into account: (i) the electricity market price; and (ii) standard investment cost and operational costs by reference to each “standard facility” category;
(c)
The SRR shall be enough to compensate the investment costs of a “standard facility” that a well-managed and efficient company would not be able to recover through the sale of energy in the market and makes it possible to obtain a “reasonable return” applied to each “standard facility”. Nevertheless, the SRR will not exceed the minimum level necessary to cover the costs that allow the facilities to compete on equal terms with the other energy production technologies on the market;

(d)
The “reasonable return” will be set as a project profitability, which will be based, before tax, on the average yield of Spanish 10-year sovereign bonds on the secondary market, applying the appropriate differential set forth above;

(e)	PV plants currently in operation shall receive the SRR applicable to the relevant “standard facility” category; and
(f)	The SRR parameters may be reviewed every 6 years, which means that the SRR may not remain as is throughout the PV solar plant regulatory lifetime.

Once the future Spanish Royal Decree developing RDL 9/2013 enters into full force, the amounts received by Rinconada II in terms of feed-in tariff shall be subject to a final settlement, which would mean either the increase of payment rights or the accrual of payment obligations concerning the amount receive since July 14, 2013. In addition, future revenues from Rinconada II will be based on RDL 9/2013 and the new Spanish Royal Decree and not on the Spanish legislation that was in effect prior to the adoption of RDL 9/2013.

3.10.       MANAGEMENT

The following table sets forth certain information with respect to our directors and senior management, as of November 30, 2013:

Name	Age	Position with Ellomay

Shlomo Nehama(1)(2)	58	Chairman of the Board of Directors
Ran Fridrich(1)(2)(3)	60	Director and Chief Executive Officer
Hemi Raphael(1)(2)	62	Director
Anita Leviant(1)(3)(4)	58	Director
Oded Akselrod(4)(5)(6)	67	Director
Barry Ben Zeev(4)(5)(6)(7)	61	Director
Mordechai Bignitz(4)(5)(6)(7)	62	Director
Kalia Weintraub	35	Chief Financial Officer
Eran Zupnik	45	EVP of Business Development
______________________
(1)
Elected pursuant to the Shareholders Agreement, dated as of March 24, 2008, between S. Nechama Investments (2008) Ltd. and Kanir Joint Investments (2005) Limited Partnership (See Section 3.11: “Principal Shareholders” below and “Item 7.A: Major Shareholders” of our Annual Report on Form 20-F for the year ended December 31, 2012, which is incorporated by reference into this Prospectus).

(2)
Provides management services to the Company pursuant to a Management Services Agreement (See “Item 6.B: Compensation” of our Annual Report on Form 20-F for the year ended December 31, 2012, which is incorporated by reference into this Prospectus).

(3)	Member of our Advisory Committee.
(4)	Independent Director pursuant to the NYSE MKT rules.
(5)	Member of our Audit Committee.
(6)	Member of our Compensation Committee.
(7)	External Director and independent director pursuant to the Companies Law.

The address of each of our executive officers and directors is c/o Ellomay Capital Ltd., 9 Rothschild Boulevard, 2nd floor, Tel Aviv 66881, Israel.

Shlomo Nehama has served as a director and Chairman of the Board of Ellomay since March 2008. From 1998 to 2007, Mr. Nehama served as the Chairman of the Board of Bank Hapoalim B.M., one of the largest Israeli banks. In 1997, together with the late Ted Arison, he organized a group of American and Israeli investors who purchased Bank Hapoalim from the State of Israel. From 1992 to 2006, Mr. Nehama served as the Chief Executive Officer of Arison Investments. From 1982 to 1992, Mr. Nehama was a partner and joint managing director of Eshed Engineers, a management consulting firm. He also serves as a director in several philanthropic academic institutions, on a voluntary basis. Mr. Nehama is a graduate of the Technion - Institute of Technology in Haifa, Israel, where he earned a degree in Industrial Management and Engineering. Mr. Nehama received an honorary doctorate from the Technion for his contribution to the strengthening of the Israeli economy.

Ran Fridrich has served as a director of Ellomay since March 2008, as our interim chief executive officer since January 2009, and as our chief executive officer since December 2009. Mr. Fridrich is the co-founder and executive director of Oristan, Investment Manager, an investment manager of CDO Equity and Mezzanine Funds and a Distress Fund, established in June 2004.. In January 2001 Mr. Fridrich founded the Proprietary Investment Advisory, an entity focused on fixed income securities, CDO investments and credit default swap transactions, and served as its investment advisor through January 2004. Prior to that, Mr. Fridrich served as the chief executive officer of two packaging and printing Israeli companies, Lito Ziv, a public company, from 1999 until 2001 and Mirkam Packaging Ltd. from 1983 until 1999. Mr. Fridrich also serves as a director of Cargal Ltd. since September 2002 and since 2007 as director in Plastosac. Mr. Fridrich is a graduate of the Senior Executive Program of Tel Aviv University.

Hemi Raphael has served as a director of Ellomay since June 2006. Mr. Raphael is an entrepreneur and a businessman involved in various real estate and financial investments. Mr. Raphael also serves as a director of Cargal Ltd. since May 2004 and of Dorad Energy Ltd. Prior thereto, from 1984 to 1994, Mr. Raphael was an active lawyer and later partner at the law firm of Goldberg Raphael & Co. Mr. Raphael holds an LLB degree from the School of Law at the Hebrew University of Jerusalem and he is a member of the Israeli Bar Association and the California Bar Association.

Anita Leviant has served as a director of Ellomay since March 2008. Ms. Leviant heads LA Global Consulting, a practice specializing in consulting and representing investors and leading global and financial projects and cross border transactions. For a period of twenty years, until 2006, Ms. Leviant held several senior positions with Hapoalim Banking group including EVP Deputy Head of Hapoalim Europe and Global Private Banking and EVP General Global Counsel of the group, and served as a director in the overseas subsidiaries of Bank Hapoalim. Prior to that, Ms. Leviant was an associate in GAFNI & CO. Law Offices in Tel Aviv where she specialized in Liquidation, Receivership and Commercial Law and was also a Research Assistant to the Law School Dean in the Tel Aviv University specialized in Private International Law. Ms. Leviant holds a LL.B degree from Tel Aviv University Law School and is a member of both the Israeli and the New York State Bars. Ms. Leviant currently also serves as President of the Israel-British Chamber of Commerce, Council Member of the UK- Israel Tech Council, Board Member of the Federation of Bi-Lateral Chambers of Commerce and a Co-Founder of the Center for Arbitration and Dispute Resolutions Ltd.

Oded Akselrod has served as a director of Ellomay since February 2002. Mr. Akselrod serves as a business advisor to corporations and investment funds in Israel. Mr. Akselrod was the general manager of the Investment Corp. of United Mizrahi Bank Ltd., a wholly owned subsidiary of United Mizrahi Bank Ltd. that was merged into United Mizrahi Bank Ltd. on October 2004. Prior to joining the Investment Corp. of United Mizrahi Bank, from 1994 to 1997, Mr. Akselrod held the position of general manager of Apex-Leumi Partners Ltd. as well as Investment Advisor of Israel Growth Fund. Prior thereto, from 1991 to 1994, Mr. Akselrod served as general manager of Leumi & Co. Investment Bankers Ltd. Mr. Akselrod began his career in various managerial positions in the Bank Leumi Group including: member of the management team of Bank Leumi, deputy head of the international division, head of the commercial lending department of the banking division, member of all credit committees at the Bank, assistant to Bank Leumi’s CEO and head of the international lending division of Bank Leumi Trust Company of New York. Mr. Akselrod holds a Bachelor’s degree in Agriculture Economics from Hebrew University, Jerusalem and an MBA degree from Tel Aviv University. Mr. Akselrod is also a director of Gadish Global Ltd., Gadish Investments in Provident Funds Ltd. and Geva Dor Investments Ltd.

Barry Ben Zeev has served as an external director of Ellomay since December 30, 2009. Mr. Ben Zeev is a business strategic consultant. From 1978 to 2008, Mr. Ben Zeev served in various positions with Bank Hapoalim. During 2008, he served as the bank’s Deputy CEO and as its CFO, in charge of the financial division. From 2001 to 2007, he served as the bank’s Deputy CEO in charge first of the private international banking division and then of the client asset management division. Mr. Ben Zeev has served on the board of many companies, including as a director on the board of the Israeli Stock Exchange in 2006-2007. He currently serves as a director of Partner Communications Ltd. (NASDAQ and TASE: PTNR), Kali Equity Markets, Hiron-Trade Investments & Industries Buildings Ltd. (TASE: HRON) and Poalim Asset Management (UK) Ltd., a subsidiary of Bank Hapoalim B.M. and on the advisory board of the Bereishit Fund. Mr. Ben Zeev holds an MBA from Tel-Aviv University specializing in financing, and a BA in Economics from Tel-Aviv University.

Mordechai Bignitz has served as an external director of Ellomay since December 20, 2011. Mr. Bignitz is involved in economic and financial consulting and investment management and currently serves as the chairman of the investment committee of Migdal Capital Markets, one of Israel's largest investment houses. From 2009 to 2011, Mr. Bignitz served as CEO of Geffen Green Energy Ltd., an Israeli private company. From 2006 to 2010, Mr. Bignitz served as a director of Leader Capital Markets Ltd. (TASE: LDRC) and from 2007 to 2010 he served as a director of Leader Holdings & Investments Ltd. (TASE: LDER). From 2004 to 2007, Mr. Bignitz served as CEO of Advanced Paradigm Technology. From 1992 to 2004, Mr. Bignitz served as director and CFO of DS Capital Markets. From 1994 to 1996, Mr. Bignitz served as Managing Director of Dovrat, Shrem & Co. Trading Ltd. From 1991 to 1994 Mr. Bignitz served as Vice President and CFO of Dovrat Shrem & Co. and prior to that he served as Vice President of Clal Retail Chains (a subsidiary of the Clal Group) and Vice President & CFO of Clal Real Estate Ltd. Mr. Bignitz serves as a director of Israel Financial Levers (IFL) Ltd. (TASE: LVR). Mr. Bignitz is a CPA, holds a BA in Accounting and Economics from Tel-Aviv University and completed the Executive Program in Management and Strategy in Retail at Babson College in Boston. Mr. Bignitz qualifies as an external director according to the Companies Law.

Kalia Weintraub has served as our chief financial officer since January 2009. Prior to her appointment as our chief financial officer, Ms. Weintraub served as our corporate controller from January 2007 and was responsible, among her other duties, for the preparation of all financial reports. Prior to joining Ellomay, she worked as a certified public accountant in the AABS High-Tech practice division of the Israeli accounting firm of Kost Forer Gabbay & Kasierer, an affiliate of the international public accounting firm Ernst & Young, from 2005 through 2007 and in the audit division of the Israeli accounting firm of Brightman Almagor Zohar, an affiliate of the international public accounting firm Deloitte, from 2003 to 2004. Ms. Weintraub holds a B.A. in Economics and Accounting and an M.B.A. from the Tel Aviv University and is licensed as a CPA in Israel.

Eran Zupnik has served as our EVP of Business Development since November 2008. Prior to joining Ellomay, Eran was a mergers and acquisitions lawyer in New York with Skadden Arps Slate Meagher & Flom LLP, one of the world’s leading law firms. At Skadden, Eran led and advised US and International clients in more than 150 cross-border merger and acquisition transactions as well as securities offerings. Prior to Skadden, Eran was a consultant with the business advisory services group of PricewaterhouseCoopers LLP in Boston. Eran received his LLB and BA in Business Administration from the College of Management in Israel. He was admitted to both the New York and Israeli bar and is also a certified public accountant.

There are no family relationships among any of the directors or members of senior management named above.

3.11.       PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our ordinary shares by each person known by us, to the best of our knowledge, to be the beneficial owner of more than 5% of our ordinary shares and by each of our executive directors and executive officers. Each of our shareholders has identical voting rights with respect to each of its shares. Unless otherwise noted in the table below, the information is as of November 30, 2013.

To our knowledge, except as otherwise indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the ordinary shares shown as beneficially owned by them.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned

Shlomo Nehama (2)(5)	4,016,842	37.6%
Kanir Joint Investments (2005) Limited Partnership (3)(4)(5)(6)	2,786,397	26.1%
Ran Fridrich (3)(4)(5)	116,787	1.1%
Hemi Raphael (3)(4)(5)	454,524	4.3%
Anita Leviant (7)	5,333	*
Oded Akselrod (7)	9,000	*
Barry Ben Zeev (7)	4,586	*
Mordechai Bignitz (7)	2,586	*
Kalia Weintraub	--	--
Eran Zupnik (8)	132,206	1.2%

___________________________

* Represents beneficial ownership of less than 1% of ordinary shares.

(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security as determined pursuant to Rule 13d-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from November 30, 2013 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based on a total of 10,692,371 ordinary shares outstanding as of November 30, 2013. This number of outstanding ordinary shares does not include a total of 85,655 ordinary shares held at that date as treasury shares under Israeli law, all of which were repurchased by us. For so long as such treasury shares are owned by us they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders.

(2)
Based upon a Schedule 13D/A filed with the SEC on September 3, 2013 and on previous Schedule 13D filings by the persons referenced herein. The 4,016,842 ordinary shares beneficially owned by Mr. Nehama consist of: (i) 3,551,869 ordinary shares held by S. Nechama Investments (2008) Ltd., or Nechama Investments, which constitute approximately 33.2% of our outstanding ordinary shares and (ii) 464,973 ordinary shares and held directly by Mr. Nehama, which constitute approximately 4.4% of our outstanding ordinary shares. Mr. Nehama, as the sole officer, director and shareholder of Nechama Investments, may be deemed to indirectly beneficially own any ordinary shares owned by Nechama Investments, which constitute (together with his shares) approximately 37.6% of our outstanding ordinary shares.

(3)
Based upon a Schedule 13D/A filed with the SEC on September 3, 2013 and on previous Schedule 13D filings by the persons referenced herein. Kanir Joint Investments (2005) Limited Partnership, or Kanir, is an Israeli limited partnership. Kanir Investments Ltd., or Kanir Ltd., in its capacity as the general partner of Kanir, has the voting and dispositive power over the ordinary shares directly beneficially owned by Kanir. As a result, Kanir Ltd. may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. Messrs. Hemi Raphael and Ran Fridrich, who are members of our Board of Directors, are the sole directors of Kanir Ltd. and Mr. Raphael is a majority shareholder of Kanir Ltd. As a result, Messrs. Raphael and Fridrich may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir, which constitute, together with their holdings as set forth in footnote (4), 30.3% and 27.2%, respectively, of our outstanding ordinary shares. Kanir Ltd. and Messrs. Raphael and Fridrich disclaim beneficial ownership of such ordinary shares except to the extent of their respective pecuniary interest therein, if any.

(4)
Based upon a Schedule 13D/A filed with the SEC on September 3, 2013 and on previous Schedule 13D filings by the persons referenced herein. Mr. Raphael beneficially owns 454,524 ordinary shares, consisting of: (i) 314,514 ordinary shares held by a BVI private company wholly-owned by Mr. Raphael, which constitute approximately 2.9% of our outstanding shares and (ii) 140,010 ordinary shares held directly by Mr. Raphael, which constitute approximately 1.3% of our outstanding shares. Mr. Raphael, as the sole officer, director and shareholder of such private company, may be deemed to indirectly beneficially own any ordinary shares beneficially owned by such private company, which constitute (together with the shares held directly by him) approximately 4.3% of our outstanding ordinary shares. According to information provided by Mr. Fridrich, Mr. Fridrich directly owns 116,787 ordinary shares, which constitute approximately 1.1% of our outstanding shares.

(5)
Based upon a Schedule 13D/A filed with the SEC on September 3, 2013 and on previous Schedule 13D filings by the persons referenced herein. By virtue of the 2008 Shareholders Agreement, Mr. Nehama, Nechama Investments, Kanir, Kanir Ltd., and Messrs. Raphael and Fridrich may be deemed to be members of a group that holds shared voting power with respect to 6,338,266 ordinary shares, which constitute approximately 59.3% of our outstanding ordinary shares, and holds shared dispositive power with respect to 5,356,878 ordinary shares, which constitute 50.1% of the outstanding ordinary shares. Accordingly, taking into account the shares directly held by Messrs. Nehama, Raphael (taking into account also shares held by the private company wholly-owned by him) and Fridrich, they may be deemed to beneficially own approximately 63.6%, 63.5% and 60.4%, respectively, of our outstanding ordinary shares. Each of Mr. Nehama and Nechama Investments disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir. Each of Kanir, Kanir Ltd. and Messrs. Raphael and Fridrich disclaims beneficial ownership of the ordinary shares beneficially owned by Nechama Investments. A copy of the 2008 Shareholders Agreement was filed with the Securities and Exchange Commission, or the SEC, on March 31, 2008 as Exhibit 14 to an amendment to a Schedule 13D and is not incorporated by reference herein.

(6)
Based upon a Schedule 13D/A filed with the SEC on September 3, 2013 and on previous Schedule 13D filings by the persons referenced herein. Bonstar, an Israeli company, currently holds 233,258 ordinary shares, which constitute approximately 2.2% of the outstanding ordinary shares. Bonstar is a limited partner of Kanir and assisted Kanir in the financing of the purchase of some of its ordinary shares. Accordingly, Bonstar may be deemed to be a member of a group with Kanir and its affiliates, although there are no agreements between Bonstar and either of such persons and entities with respect to the ordinary shares beneficially owned by each of them. Mr. Joseph Mor and Mr. Ishay Mor are the sole shareholders of Bonstar and Mr. Joseph Mor serves as the sole director of Bonstar. Messrs. Joseph Mor and Ishay Mor also hold, through a company jointly held by them, 175,000 ordinary shares, which constitute approximately 1.6% of the outstanding ordinary shares. By virtue of their control over Bonstar and the other company, Messrs. Joseph Mor and Ishay Mor may be deemed to indirectly beneficially own the 408,258 ordinary shares beneficially owned by Bonstar and by the other company, which constitute approximately 3.8% of the ordinary shares. Each of Bonstar and Messrs. Joseph Mor and Ishay Mor disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir and Nechama Investments, except to the extent of their respective pecuniary interest therein, if any.

(7)
Consists of options currently exercisable or exercisable within 60 days of November 30, 2013. Our directors currently hold, in the aggregate, options currently exercisable or exercisable within 60 days of November 30, 2013 into 21,502 ordinary shares. The 21,502 options have a weighted average exercise price of approximately $6 per share and have expiration dates until 2023. Anita Leviant and Oded Akselrod each hold additional 1,000 options that will become exercisable on August 1, 2014. The options granted to directors have an exercise price ranging from $3.1 to $9.2 per share, with various expiration dates.

(8)
Consists of the following options currently exercisable or exercisable within 60 days of November 30, 2013: (i) 132,053 options with an exercise price of $8.5, expiring on January 4, 2020 and (ii) 153 options with exercise prices ranging between $4.7 to $8.48.

Significant Changes in the Ownership of Major Shareholders

In March 2010, Weiss Asset Management LP filed an amendment to its Schedule 13G with the SEC, noting that its holdings in our ordinary shares have decreased below 5%.

In October 2010, warrants to purchase 1,285,714 ordinary shares were exercised by Kanir and warrants to purchase 1,285,714 ordinary shares were exercised by Nechama Investments, all at an exercise price of $4 per share. In December 2010, warrants to purchase 423,677 were exercised by Shlomo Nehama, warrants to purchase 291,633 were exercised by Bank Leumi and warrants to purchase 84,691 were exercised by Bonstar, all at an exercise price of $3.5 per share. In January 2011, warrants to purchase 27,778 ordinary shares, at an exercise price of $6.5 per share, were exercised by one of the participants in the private placement held in 2007. As a result of these warrant exercises, the beneficial ownership of Shlomo Nehama and Kanir changed to 37.4% and 33.5%, respectively (due to the increase in the outstanding shares and the method of calculation of beneficial ownership).

In February 2012, Kanir transferred an aggregate of 751,658 ordinary shares to Hemi Raphael, a company controlled by Hemi Raphael, Ran Fridrich and Bonstar. As a result of such transfers, the beneficial ownership of Kanir decreased to 26.6%.

In May 2013 Kanir transferred 55,043 ordinary shares to Ran Fridrich. As a result of such transfer, the beneficial ownership of Kanir decreased to 26.1%.

In August 2013, we issued a warrant to purchase 308,427 ordinary shares at an exercise price of $7.97 per share to Mr. Zohar Zisapel that includes a contractual provision that prohibits Mr. Zisapel from exercising such warrant during a 12 month period following the effective date of such warrant if such exercise would result in the Mr. Zisapel beneficially owning more than 4.99% of our ordinary shares. On August 12, 2013 Mr. Zisapel filed an amendment to his Schedule 13G with the SEC, noting that his holdings in our ordinary shares decreased below 5%.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of November 30, 2013, there were 55* record holders of ordinary shares, of which 22 represented United States* record holders holding approximately 32.1% of our outstanding ordinary shares (including approximately 31.5% of our outstanding ordinary shares held by the Depository Trust Company). This does not reflect persons or entities that hold ordinary shares in nominee or “street name” through various brokerage firms.
______________________
*           Including the Depository Trust Company

Related Party Transactions

On December 30, 2008, following the approval of our Audit Committee, Board of Directors and shareholders, we entered into a management services agreement with Kanir and Meisaf Blue & White Holdings Ltd., or Meisaf, a private company controlled by Shlomo Nehama, effective as of March 31, 2008, the date of appointment of Messrs. Fridrich and Nehama as members of our Board. In consideration of the performance of the management services and the board services under the terms of the management services agreement we agreed to pay Kanir and Meisaf, in equal parts in and quarterly payments, an aggregate annual services fee in the amount of $250,000 plus value added tax pursuant to applicable law. Our Compensation Committee, Audit Committee, Board of Directors and our shareholders, at our annual meeting of shareholders held on June 18, 2013, approved an increase of the aggregate annual services fee to $400,000, plus applicable value added tax, commencing on the date of the shareholders’ meeting.

The management services agreement was initially in effect until the earlier of: (i) the second anniversary of the effective date of the Agreement (March 31, 2010) or (ii) the termination of service of either of the Kanir and Nechama Investments affiliates on our Board of Directors. The term of the management services agreement was extended for at our annual meetings of shareholders held on December 30, 2009, December 22, 2010 and December 20, 2011. Our Audit Committee, Board of Directors and our shareholders, at our annual meeting of shareholders held on June 18, 2013, approved a three-year extension to the management services agreement and an amendment to the termination provision of the management services agreement, so that it shall remain in effect until the earlier of: (i) June 17, 2016, (ii) the termination of service of either of the Kanir and Nechama Investments affiliates on our Board of Directors, or (iii) a date that is six (6) months following the delivery of a written termination notice by Meisaf and Kanir to the Company or by the Company to Meisaf and Kanir.

For a further discussion of transactions and balances with related parties see “Item 6.B: Compensation,” “Item 6.C: Board Practices” under “Indemnification, Exemption and Insurance of Executive Officers and Directors,” “Item 10.C: Material Contracts” and Note 14 to our consolidated financial statements, which are included in our Annual Report on Form 20-F for the year ended December 31, 2012, which is incorporated by reference into this Prospectus.

3.12.       MATERIAL CHANGES

No other material changes have occurred since December 31, 2012 that are not included in our annual report on Form 20-F for the year ended December 31, 2012, or in a report on Form 6-K filed between the date we filed our annual report and the date of this Prospectus, all of which are incorporated herein by reference.

3.13.       LEGAL MATTERS

Certain legal matters legal matters with respect to this offering are being passed upon for us by Ephraim Abramson & Co. Certain legal matters in connection with this offering relating to United States law will be passed upon for us by Olshan Frome Wolosky LLP, New York, New York.

3.14.       EXPERTS

The consolidated financial statements of Ellomay Capital Ltd. and its subsidiaries for the year ended December 31, 2010, incorporated by reference in this Prospectus, have been audited by Kost Forer Gabbay & Kasierer, A Member of Ernst & Young Global, independent registered public accounting firm, and at December 31, 2011 and 2012, and for each of the two years in the period ended December 31, 2012, by Somekh Chaikin, a member firm of KPMG International, independent registered public accounting firm, as set forth in their respective reports thereon incorporated by reference herein.  The address of Somekh Chaikin is KPMG Millennium Tower, 17 Ha’arba’a Street, Tel Aviv 6473917 and the address of Kost Forer Gabbay & Kasierer is 3 Aminadav St., Tel-Aviv, Israel 6706703. We have also engaged the services of BDO Auditores S.L., a member firm of members of BDO International Limited, from Rafael Calvo 18, 28010 Madrid, Spain to audit the financial statements of our subsidiary, Ellomay Spain S.L. and its subsidiaries. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

3.15.       INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” certain information that we have filed with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus. The documents we are incorporating by reference as of their respective dates of filing are:

●	Annual Report on Form 20-F for the year ended December 31, 2012, filed on March 25, 2013 (File No. 001-35284); and

●
Reports on Form 6-K filed on March 25, 2013, April 4, 2013, May 13, 2013, June 18, 2013, July 3, 2013, July 24, 2013, August 1, 2013, September 3, 2013, October 22, 2013, October 24, 2013, December 17, 2013 and December 26, 2013 (File No. 001-35284).

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

Each person, including any beneficial owner, to whom this Prospectus is delivered may request, orally or in writing, a copy of any or all of the reports incorporated by reference herein, which will be provided at no cost, by contacting:

Kalia Weintraub, CFO
Ellomay Capital Ltd.
9 Rothschild Blvd.
Tel Aviv 6688112
Israel
anatb@ellomay.com
+972-3-797-1111

These reports may also be obtained on our website at www.ellomay.com. None of the information on our website is a part of this Prospectus.

3.16.       WHERE YOU CAN FIND MORE INFORMATION

We are subject to certain of the reporting requirements of the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act. As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, and transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file with the SEC an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We also submit to the SEC reports on Form 6-K containing (among other things) press releases and unaudited financial information.

Any document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the SEC public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR (Electronic Data Gathering, Analysis, and Retrieval) system. These SEC filings are also available to the public on the Israel Securities Authority’s Magna website at http://www.magna.isa.gov.il.

We also maintain a website at www.ellomay.com through which you can access our SEC filings. None of the information on our website is a part of this Prospectus.